LOAN AGREEMENT

BETWEEN

TRICAP PARTNERS LTD.

- and -

BIRCH MOUNTAIN RESOURCES LTD.

Dated with effect as of the 21st day of December, 2007

- i -

THIS LOAN AGREEMENT is dated with effect as of the 21st day of December, 2007.

BETWEEN:

TRICAP PARTNERS LTD.

- and -

BIRCH MOUNTAIN RESOURCES LTD.

In consideration of the covenants and agreements herein contained, the extensions of credit contemplated herein, other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto) the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

For the purposes of this Agreement:

"Account Debtor" means any Person who is obligated pursuant to any Receivable.

"Affiliate" means, in respect of any Person, any Person which, directly or indirectly, controls or is controlled by or is under common control with such first mentioned Person; and for the purpose of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") means the power (including de facto control) to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares or units or by contract or otherwise, and with respect to the Borrower includes each of HPL, Muskeg Valley, Dawson Bay and the Fort McKay JV.

"Agreement" means this agreement and all schedules attached to this agreement, in each case as they may be amended, supplemented or restated from time to time; the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement as a whole and not to any particular article, section, schedule or other portion hereof, and the expression "article" and "section" followed by a number or by a number and letter, and "schedule" followed by a letter, mean and refer to the specified article or section of or schedule to this Agreement, except as otherwise specifically provided herein.

"AMEX" has the meaning ascribed to that term in Section 6.1(cc).

"Applicable Law" means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws (including zoning by-laws) and regulations, and all applicable official directives, orders, judgments and decrees, consents,  exemptions, approvals, licences, guidelines and policies of Governmental Bodies (whether or not having the force of law) relating to such Person, property, transaction or event, whether applicable in Canada or any other jurisdiction, as all of the same may be amended or modified from time to time, and without limitation includes the Mines and Minerals Act (Alberta), the Public Lands Act (Alberta), the Natural Resources Conservation Board Act (Alberta), the Environmental Protection and Enhancement Act (Alberta), the Surface Rights Act (Alberta), the Forests Act (Alberta), the Water Act (Alberta), and all regulations and directives relating to any of the foregoing, including Alberta Regulation 350/93, Alberta Regulation 145/2005, Alberta Regulation 213/98, Alberta Regulation 264/97, Alberta Regulation 54/2000 and Alberta Regulation 284/2006 .

"Applicable Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the federal and state securities laws of the United States and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the date hereof.

"Approved Cash Flow and CapEx Budget" means the financial model (including the introduction thereto) that is to be attached hereto as Schedule C in accordance with the terms of this Agreement.

"Approved CapEx Budget" means the capital expenditure budget attached hereto as Schedule C until replaced as provided for in Section 2.20.

"arm's length" has the meaning ascribed thereto in Section 1.3 hereof.

"Assignee" has the meaning ascribed thereto in Section 9.2(b)(i).

"Bank" means CIBC or such other bank as may from time to time be designated by notice given by the Lender to the Borrower.

"Basis Point" means one-hundredth of one percent.

"Birch Mountain Public Disclosure Record" means all documents and information filed by the Borrower under Applicable Securities Laws since December 31, 2006.

"Boards" has the meaning ascribed thereto in Section 6.1(q).

"Borrower" means Birch Mountain Resources Ltd., an Alberta corporation.

"Business Day" means a day except Saturday or Sunday or a statutory or civic holiday in the Province of Alberta.

"Canadian Dollars" means the lawful currency of Canada.

"Capital Expenditures" of any Person means, with respect to any period, any and all expenditures of money or money's worth incurred by such Person in connection with the acquisition of capital property, whether by way of purchase, lease or otherwise, during such period, including capitalized development expenditures and any and all other expenditures considered to be capitalized items in accordance with GAAP, determined on a consolidated basis.

"Capital Lease" of any Person means indebtedness issued or assumed by such Person as payment for the acquisition of capital property, which is classified as a capital lease obligation in accordance with GAAP.

"Capital Stock" means any and all shares or interests or equivalents (however designated) of capital stock of a corporation, any and all equivalent or similar ownership interests (including, for greater certainty, partnership interests and units in a trust or joint venture) in a Person (other than a corporation) and any and all convertible instruments or securities, warrants or options or other arrangement to purchase any of the foregoing.

"CCRA" has the meaning ascribed thereto in Section 6.2(e).

"Change of Control Redemption Date" has the meaning ascribed to that term in the Senior Secured Convertible Debenture.

"Change of Control Redemption Price" has the meaning ascribed to that term in the Senior Secured Convertible Debenture.

"CIBC" means Canadian Imperial Bank of Commerce.

"Closing Date" means December 21, 2007 or such other date as is agreed upon in writing by the Borrower and the Lender.

"Co-Development Agreements" means, collectively, (i) the Cooperation and Information Sharing Agreement between the Borrower and Albian Sands Energy Inc. dated December 15, 2000, (ii) the Co-Development Agreement between the Borrower and Canadian Natural Resources Limited dated August 29, 2003, (iii) the Co-Development Agreement between the Borrower and Syncrude Canada, Ltd. dated May 13, 1997, (iv) the Co-Development Agreement between the Borrower and Suncor Energy Inc., Oil Sands dated April 3, 1998, (v) the Sharing of Information and Cooperation Agreement between the Borrower and Shell Canada Limited dated March 10, 1998 and (vi) the Sharing of Information and Confidentiality Agreement dated December 1, 1997.

"Common Shares" means the common shares in the capital of the Borrower.

"Compliance Certificate" means a certificate substantially in the form attached as Schedule D.

"Consolidated Working Capital Ratio" means the ratio of the Current Assets of the Borrower to the Current Liabilities of the Borrower.

"Constating Documents" means, in the case of a corporation incorporated under the laws of the Province of Alberta, or the federal laws of Canada, the articles (within the meaning of the Applicable Law) and the by-laws of the corporation and in the case of a partnership, the partnership agreement and the partnership declaration, if applicable, and all amendments to the foregoing.

"Continuing Directors" means the directors of the Borrower on the Closing Date and each other director if, in each case, such other director’s nomination for election to the board of directors of the Borrower is recommended by at least a majority of the then Continuing Directors.

"Converted Term Loan" means, at any time and in respect of the Converted Term Loan Credit Facility, the aggregate principal amount of all Obligations then outstanding under the Converted Term Loan Credit Facility.

"Converted Term Loan Commencement Date" has the meaning ascribed to that term in Section 2.3(a).

"Converted Term Loan Credit Facility" means the non-revolving, senior, term bridge credit facility described in Section 2.3 and the other applicable provisions in this Agreement.

"Converted Term Loan Maturity Date" means that date which is thirty (30) days after the Converted Term Loan Commencement Date.

"Converted Term Loan Repayment Price" means the product of the Restricted Principal Amount multiplied by one hundred twenty percent (120%).

"Convertible Securities" means all subscriptions, options, calls, warrants, commitments, contracts, pre-emptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or securities of any character or nature whatsoever under which the Borrower is or may be obliged to issue any Common Shares or securities directly or indirectly convertible into, or exercisable or exchangeable for, Common Shares;

"Corporate Distribution" by any Person means:

(a)

any loan, advance, salary, bonus, commission, consulting fee, royalty, licensing or franchise fee, management fee, management bonus or other form of remuneration or payment whatsoever made to any director, officer, employee, consultant, shareholder or Affiliate of any such Person, or to any Person in any way related to any of the foregoing, or to any Person otherwise not dealing at arm's length with that Person or an Affiliate of any of the foregoing, except for salaries, bonuses and options paid or hereafter paid to an arm's length person pursuant to any arrangement entered into in the ordinary course of business.

(b)

any cash dividend, or other dividend or distribution on any shares of such Person payable in any property,

(c)

any payment made for the purchase, redemption or retirement of any shares of such Person or other reduction of capital, or for options, warrants or other like rights to acquire shares of such Person,

(d)

any payment on account of any principal or interest on any loans or advances owing by such Person to any Affiliate or to any Person in any way related to such Person or in respect of any Indebtedness that is not expressly permitted hereunder,

(e)

any payment or other distribution made in respect of the Subordinated Convertible Debentures; and

(f)

any payment made to acquire any shares or debt obligations of, or any assets acquired or to be acquired from, any Affiliate of such Person or to any Person in any way related to such Person.

"Credit Facilities" means the SSCD Credit Facility and, if applicable, the Converted Term Loan Credit Facility.

"Current Assets" of a Person means, at any time, the current assets of such Person at such time, in accordance with GAAP and determined on a consolidated basis, less any Restricted Cash and any payments made in connection with the acquisition of the New Mineral Permits.

"Current Liabilities" of any Person means, at any time, the current liabilities of such Person at such time, in accordance with GAAP and determined on a consolidated basis, provided that any amount of principal outstanding under the Credit Facilities at such time shall be excluded from the determination of current liabilities provided that there is then no Default or Event of Default outstanding.

"CWB" means Canadian Western Bank.

"CWB Cash Collateral" means the cash collateral in an amount up to but not exceeding $1,000,000 provided by the Borrower to CWB as at the date hereof in connection with the Hypothecation of Bank Balances dated December 6, 2006 granted by the Borrower to CWB.

"CWB Credit Agreement" means that certain letter agreement dated November 24, 2006 between CWB and the Borrower, as the same may be amended, modified or supplemented from time to time with the prior written consent of the Lender as provided for herein.

"CWB Credit Facility" means that certain Cdn. $7,337,373 demand revolving loan established by CWB in favour of the Borrower pursuant to the CWB Credit Agreement.

"CWB GSA" means the general security agreement dated December 6, 2006 granted by the Borrower to CWB.

"CWB Loan Documents" means the CWB Credit Agreement, the CWB Security and all documents, instruments and agreements entered into in connection therewith.

"CWB Obligations" means any and all indebtedness, liabilities and obligations of any Obligor to CWB under any CWB Loan Document, whether actual or contingent, direct or indirect, as principal or surety, matured or not, now existing or arising hereafter, including all principal, interest, costs, fees and expenses and any Obligor's obligation to reimburse CWB in respect of any reimbursement obligations of CWB under any indemnity or guarantee provided by CWB in respect of any letter of credit (documentary or standby) on behalf of any Obligor.

"CWB Property" means the New Limestone Crushing and Screening Plant described in Schedule "A" to the CWB GSA, without regard to any amendments, additions or supplements to such CWB GSA at any time.

"CWB Security" means the Liens granted to CWB pursuant to:

(a)

the CWB GSA in the CWB Property; and

(b)

the Hypothecation of Bank Balances dated December 6, 2006 from the Borrower in the CWB Cash Collateral.

"Dawson Bay" means Dawson Bay Minerals Inc., a Manitoba corporation.

"Debenture Shares" means the Common Shares that may be issued from time to time upon any conversion or redemption of the Senior Secured Convertible Debenture in accordance with its terms.

"deemed year" has the meaning ascribed thereto in Section 2.16.

"Default" means any event which, but for the lapse of time, giving of notice (or both) or the fulfillment of any other event or condition would constitute an Event of Default.

"Default Rate" has the meaning ascribed thereto in Section 2.7(d).

"Discharge" includes any emission, discharge, release, deposit, issuance, spray, injection, abandonment, escape, spill, leak, seepage, disposal, exhaust, or other type of discharge within the meaning of applicable Environmental and Safety Law.

"Environmental Activity" means any past, present or future activity, event or circumstance that could have an adverse effect on the environment or human health, including any such activity, event or circumstance in respect of a Hazardous Substance, including its production, storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its spill, Discharge, leaching, dispersal or migration into the natural environmental, including the movement through or in the air, soil, surface, water or groundwater.

"Environmental and Safety Laws" means all Applicable Laws regulating, relating to or imposing liability or standards of conduct concerning protection or quality of the environment, human health, employee and occupational health and safety, workers compensation legislation, product liability or transportation of Hazardous Substances.

"Equity Securities" means, in relation to a Person, shares, units or other entitlements in a corporation, partnership or trust, or other securities issued by such Person (other than a debt security) carrying rights to participate in the profits of such Person and/or rights to participate in the distribution of the remaining property of such Person upon liquidation or dissolution, whether or not such securities carry any right to vote.

"Event of Default" has the meaning ascribed thereto in Section 7.1.

"Existing Accounts" means the accounts set forth in Schedule E.

"Existing Senior Credit Facilities" means the credit facilities made available pursuant to the Loan Agreement dated March 30, 2007 between Brookfield Bridge Lending Fund Inc. and the Borrower, as amended.

"Existing Indebtedness" of any Person means all Indebtedness of such Person outstanding on the Closing Date.

"Existing RBC L/C" means letter of credit no. P337346C08829 issued by RBC on behalf of the Borrower pursuant to the RBC Credit Agreement on July 20, 2005 in the face amount of Cdn. $670,000, as amended on June 28, 2006 to increase the face amount thereof to Cdn. $2,000,000 and to re-designate the beneficiary thereunder as Her Majesty the Queen in Right of the Province of Alberta, as represented by the Director Northern Region, Alberta Environment, for the purpose of satisfying security requirements under the Environmental Protection and Enhancement Act (Alberta).

"Existing Reserve Reports" means the following Reserve Reports: (a) "Hammerstone Project, Alberta Qualified Person's Review and Technical Report" prepared by AMEC Americas Ltd. and dated August 1, 2006, (b) "Hammerstone Project, Alberta Independent Qualified Person's Review and Technical Report" prepared by David R. Leslie, P.Eng. and dated March 21, 2005, and (c) Muskeg Valley Project, Alberta "Independent Qualified Person's Review and Technical Report" prepared by Mark Pearson, P.Eng. and dated February 2, 2004.

"Financial Statements" means the audited financial statements of the Borrower for its fiscal year ended December 31, 2006, the un-audited financial statements of the Borrower for the period ended September 30, 2007, and after the date hereof means all other financial statements of the Borrower delivered or to be delivered to the Lender pursuant to this Agreement from time to time, in each case prepared in accordance with GAAP and determined on a consolidated basis,

"Financing Debt" means, with respect to any Person and at any time, all indebtedness for borrowed money of such Person at such time and specifically includes (without duplication):

(a)

indebtedness of such Person arising pursuant to bankers' acceptance facilities, note purchase facilities and commercial paper programs;

(b)

indebtedness of such Person for borrowed money evidenced by and owed under a bond, note, debenture or similar instrument;

(c)

all indebtedness of such Person representing the deferred purchase price of any property which, in accordance with its terms is, or after giving effect to any renewal or extension provisions of such arrangements may, be payable by such Person more than twelve (12) months after the date of acquisition;

(d)

the amounts under Capital Leases under which such Person is the lessee which, in accordance with GAAP, are capitalized on the balance sheet of such Person;

(e)

indebtedness of such Person arising pursuant to letters of credit or letters of guarantee securing or supporting any indebtedness referred to in paragraphs (a), (b), (c) and (d) of this definition; and

(g)

(A) obligations of such Person under guarantees, indemnities or other contingent obligations securing or supporting any indebtedness or other obligations of any other Person referred to in paragraphs (a), (b), (c), (d) and (e) of this definition, and (B) all other obligations of such Person incurred for the purpose of, or having the effect of, providing financial assistance to another Person to secure or support any indebtedness or other obligations of any other Person referred to in paragraphs (a), (b), (c), (d) and (e) of this definition, including endorsements with recourse of bills of exchange constituting or evidencing any such indebtedness or obligations (other than for collection or deposit in the ordinary course of business).

"Fort McKay" means Fort McKay Minerals Ltd., as nominee and agent for and on behalf of Fort McKay First Nation #467.

"Fort McKay JV" means the joint venture between the Borrower and Fort McKay formed pursuant to the Fort McKay JVA.

"Fort McKay JVA" means that certain Joint Venture Agreement dated October 4, 2005 among the Borrower, Fort McKay and HPL.

"GAAP" has the meaning ascribed thereto in Section 1.10.

"General Security Agreement" has the meaning ascribed thereto in Section 4.1(a).

"Governmental Body" means any government, parliament, legislature, or any regulatory authority, agency, commission, exchange or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including any central bank, fiscal or monetary authority or authority regulating banks, and any commission, exchange or authority regulating securities), having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including any arbitrator).

"Guarantee" means, with respect to a Person, any absolute or contingent liability of such Person, determined on a consolidated basis, under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Indebtedness of any other Person and including any absolute or contingent obligation to:

(a)

advance or supply funds for the payment or purchase of any Indebtedness of any other Person,

(b)

purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any other Person to make payment of Indebtedness or to assure the holder thereof against loss, or

(c)

indemnify or hold harmless any other Person from or against any losses, liabilities or damages, in circumstances intended to enable such other Person to incur or pay any Indebtedness or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of such Indebtedness.

The amount of each Guarantee shall be deemed to be the amount of the Indebtedness payable under such Guarantee.

"Guarantors" means each Person who becomes a guarantor after the Closing Date pursuant to Section 6.1(n), and "Guarantor" means any one of them.

"HPL" means Hammerstone Products Ltd., an Alberta corporation.

"Hazardous Substance" means any contaminants, pollutants, dangerous substances, liquid wastes, industrial wastes, toxic substances, hazardous wastes, hazardous materials, or any other hazardous substance within the meaning of any Applicable Law, including polychlorinated biphenyls and related substances.

"Indebtedness" of any Person means, at the date of determination, the aggregate, without duplication, of:

(a)

all Obligations,

(b)

all indebtedness, obligations and liabilities of such Person which, in accordance with GAAP, would be included in determining total liabilities as shown in the liability section of the balance sheet of such Person, including indebtedness, obligations and liabilities for borrowed money or in respect of any bankers' or trade acceptance credit facility and excluding (i) deferred Taxes and (ii) asset retirement obligations (except in each case with respect to clauses (i) and (ii) above to the extent included in Current Liabilities),

(c)

all indebtedness, obligations and liabilities of such Person secured by any Lien on any property of such Person, whether or not any other Person has assumed or is liable for the indebtedness, obligations or liabilities so secured and whether or not the rights and remedies of the secured party thereunder are limited to repossession or sale of the property covered thereby,

(d)

any liability under any instrument of guarantee or indemnity or arising under any endorsement or undertaking which a lender or another party may make or issue to others for the account of such Person and at the request of such Person, including any accommodation extended with respect to letters of credit or acceptances,

(e)

all Guarantees given by such Person, and all indebtedness, liabilities and obligations whatsoever, whether choate or inchoate, direct or indirect, contingent or otherwise, arising thereunder or in connection therewith;

(f)

all liabilities of such Person as lessee in respect of all payments which the lessee is required to make by the terms of any Capital Lease or any operating lease,

(g)

all amounts payable by such Person to the holders of shares in the capital of such Person which are retractable at the option of the holder,

(h)

all liabilities of such Person as a partner in any partnership, as a co-owner in any co-ownership or as a joint venturer in any joint venture,

(i)

all items of indebtedness convertible into, or exchangeable for, shares in the capital of such Person, and

(j)

all obligations of such Person under Production Payment Transactions, in an amount equal to the purchase amount received by an Obligor for which no Inventory has been delivered,

determined on a consolidated basis excluding, for greater certainty, ordinary but current in accordance with applicable terms, trade payables.

"Insolvency Proceedings" means any proceeding (whether under the laws of Canada, any province thereof or any other jurisdiction) which is commenced by, against or affecting any Person or is consented to by such Person:

(a)

seeking to adjudicate it a bankrupt or insolvent,

(b)

seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its Property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws or proceedings (including any application under the Companies' Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada)), or

(c)

seeking appointment (whether privately by any creditor or by order of a court) of a Receiver, trustee, agent, custodian, monitor, liquidator or other similar official for it or for any of its Property.

"Insolvent Person" means a Person:

(a)

who has ceased paying its obligations as they generally become due,

(b)

the aggregate of whose Property is not, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all its obligations, due and accruing due,

(c)

intends to incur, has incurred, or will incur, obligations beyond its ability to pay such obligations as they generally become due, or

(d)

is engaged in a business or transaction (or intends to engage in such a business or transaction) for which its Property would constitute unreasonably small capital considering the practice standard in the industry in which it is engaged, or who is an "insolvent person" within the meaning of any Applicable Law.

"Intellectual Property" of any Person means all patents, trademarks, trade names, service marks, copyrights, industrial designs, integrated circuit topography, computer programs and software, trade secrets, know-how, all licenses or any other rights in any of the foregoing and all other industrial or intellectual property used in connection with the business of such Person of whatsoever nature or kind, whether registered or unregistered and in whatever form or medium, tangible or intangible.

"Inventory" of any Person means the aggregate of all Products owned by such Person, including Products extracted from the Quarries, the Quarry Sites and any of the New Permit Sites, all as determined in accordance with GAAP on a consolidated basis.

"Investor Rights Agreement" means the investor rights agreement dated December 21, 2007 between the Lender and the Borrower.

"Leased and Rented Property" means the Property of the Borrower set out in Schedule A under the heading "Leased and Rented Property".

"Lender" means Tricap Partners Ltd. and any other participant, agent or lender from time to time and any of their respective successors and permitted assigns.

"Lender's Counsel" means Macleod Dixon LLP, their agents and/or such other counsel as the Lender may designate.

"Lien" means any security interest, mortgage, pledge, charge, assignment, lien, title retention, conditional sale, lease, trust, royalty, adverse claim, deposit arrangement, hypothec, privilege, cessation and transfer, levy, execution, seizure, attachment, garnishment, right of distress, or any other encumbrance or priority or preferential arrangement of any nature or kind whatsoever, whether fixed or floating and howsoever created or arising (whether consensual, statutory or arising by operation of law or otherwise), including any agreement which, if contravened, may give rise to a Lien and including any Priority Claim and including any easements, rights-of-way, rights of re-entry, restrictions and/or covenants which run with the land, work orders, orders to comply, deficiency notices, municipal or other governmental agreements or requirements (including site plan agreements, development agreements, building or fire codes, building and zoning by-laws and regulations, development fees, imposts, lot levies and sewer charges) and including any Production Payment Transaction.

"Litigation" means any and all actions, suits, proceedings, inquiries or investigations in any court or before any federal, provincial, state, municipal or governmental department, commission, board, tribunal, bureau or agency, whether Canadian or foreign, or before any arbitrator.

"Loan Documents" means all agreements and other documents (including this Agreement, the Senior Secured Convertible Debenture, the Investor Rights Agreement, the Subscription Agreement, the Registration Rights Agreement, the Priorities Agreement, the Subordination Agreement and any and all Security Documents, undertakings and other covenants and agreements) evidencing, securing or guaranteeing any of the Obligations or indemnifying in respect thereof and/or executed and delivered by any Obligor in connection with or relating to this Agreement or any other Loan Document, or now or at any time in future delivered pursuant to or in connection with this Agreement or any other Loan Document, as may be amended, supplemented, restated or replaced from time.

"Loans" means the SSCD Loan and, if applicable, the Converted Term Loan.

"Material Adverse Change" means, as of any date of determination, any change, circumstance, state of facts or occurrence (or series of occurrences), including any Litigation, which has or is reasonably likely to have a material adverse effect on:

(a)

the business, assets, liabilities, operations, results of operations, financial condition, or prospects of the Obligors taken as a whole (or any significant part thereof),

(b)

the ability of the Obligors taken as a whole to carry on a material part of their businesses,

(c)

the ability of any Obligor to perform any of its obligations, covenants or undertakings under any Loan Document or under any other Material Contract,

(d)

the rights and remedies of the Lender hereunder or under any other Loan Document, or

(e)

any Lien constituted or created by any Security Document.

"Material Authorization" means, with respect to any Person, any approval, consent, franchise, quota, permit (including any metallic and industrial minerals permit or timber permit), licence (including any license of occupation, license for construction and development or timber license), lease (including any surface mineral lease, surface material lease, metallic and industrial minerals lease or secondary mineral lease), or similar authorization (including any trademark, trade name or patent) from, and any filing or registration with, any Governmental Body or other Person required by the first-mentioned Person to own, lease, develop, construct, occupy, access or operate its Property or to carry on its business as presently carried on by it or as contemplated hereunder to be carried on by it in each jurisdiction in which it does so or is contemplated to do so, where the failure to have such approval, consent, franchise, quota, permit, licence, lease, authorization, filing or registration would constitute a Material Adverse Change, including, without limitation, the Specified Material Authorizations.

"Material Capital Property and Equipment" means the equipment set forth in Schedule A under the heading "Material Capital Property and Equipment".

"Material Contract" means any contract, the termination of which would constitute a Material Adverse Change, which shall include:

(a)

the Loan Documents,

(b)

the CWB Loan Documents,

(c)

the RBC Loan Documents,

(d)

the Subordinated Convertible Debenture Indenture and the Subordinated Convertible Debentures,

(e)

any agreement by the Borrower or any of its Subsidiaries (other than those agreements described in paragraphs (a) through (d) above) providing for Indebtedness the aggregate amount of which exceeds fifty thousand Dollars ($50,000),

(f)

any employee pension or benefit plan applicable to any Obligor or any Obligor Subsidiary,

(g)

the Constating Documents of any Obligor or any Obligor Subsidiary,

(h)

any collective agreement applicable to any Obligor or any Obligor Subsidiary,

(i)

the Material Authorizations and the Sales Agreements,

(j)

each of the NORAMAC Agreement, the Co-Development Agreements, the Richardson Royalty Agreements, the Suncor Sublease, the Shareholders Rights Plan Agreement and the Fort McKay JVA,

(k)

the Supply Agreements and any transportation agreements or handling and hauling agreements, in each case whether oral or written and which on the date of determination thereof:

(i)

involves or may involve expenditures or receipts of an amount greater than One Hundred Thousand Dollars ($100,000) in the aggregate per annum, or

(ii)

materially affects the business, operations, assets or prospects, financial or otherwise, of such Obligor or Obligor Subsidiary, determined on a consolidated basis.

(l)

any other agreement, arrangement or understanding (including leases, licenses, permits, insurance policies or shareholder or partnership agreements) entered into by any Obligor or any Obligor Subsidiary, whether written or oral, which on the date of determination thereof:

(i)

involves or may involve expenditures or receipts of an amount greater than One Hundred Thousand Dollars ($100,000) in the aggregate per annum, or

(ii)

materially affects the business, operations, assets or prospects, financial or otherwise, of such Obligor or Obligor Subsidiary, determined on a consolidated basis.

"Material Subsidiaries" shall mean, at any time, collectively, every Obligor Subsidiary:

(a)

whose assets have a book value at such time that is equal to or greater than five percent (5%) of the book value of the assets of the Borrower on a consolidated basis at such time, or

(b)

whose gross sales revenue for the twelve (12) month period immediately preceding such time is equal to or greater than five percent (5%) of the gross sales revenue for the Borrower on a consolidated basis for such twelve (12) month period, or

(c)

whose operations and functions are integral to the successful operations of the Obligors as a whole and which is designated by the Lender as a Material Subsidiary, or

(d)

whose assets or gross sales revenue, in combination with the assets or gross sales revenue of all other Obligor Subsidiaries which are not Material Subsidiaries, would exceed five percent (5%) of the assets or gross sales revenue of the Borrower (all of such calculations being determined in accordance with GAAP), and which is designated by the Lender as a Material Subsidiary (and for the purpose of a designation pursuant to this clause (iv) the Lender may make more than one designation at the same time), and "Material Subsidiary" shall mean any one of them.  As of the Closing Date, there are no Material Subsidiaries.

"Mineral Property" means the Quarries, the Quarry Sites, the New Mineral Permits Site, all Material Authorizations (including the New Mineral Permits), all Material Capital Property and Equipment, and all assets and properties described in Schedule A to the extent not included in the foregoing.

"Mortgaged Property" and "Mortgaged Properties" means the Property of the Obligors which is now or hereafter subject to the Lien of the Security, including the Mineral Property.

"Muskeg Valley" means Muskeg Valley Minerals Ltd., an Alberta corporation.

"Net Cash Proceeds" means, with respect to any incurrence or issuance of Financing Debt by the Borrower or any other Obligor or any sale, lease, transfer or other disposition of any asset by the Borrower or any other Obligor, the aggregate amount of cash received from time to time (whether as initial consideration or through payment or disposition of deferred consideration) by or on behalf of such Person in connection with such transaction after deducting therefrom any expenses reasonably incurred in connection with such transaction in respect of (i) any brokerage commissions, underwriting fees and discounts, legal fees, selling expenses, finder's fees and other similar fees and commissions, and (ii) the amount of taxes payable in connection with or as a result of such transaction.

"New Mineral Permits" means the metallic and industrial mineral permits set forth in Schedule A under the heading "Metallic and Industrial Mineral Permits".

"New Mineral Permits Site" means the site set forth in Schedule A under the heading "New Mineral Permits Site".

"NORAMAC Agreement" means the Agreement between the Borrower and NORAMAC Ventures, a joint venture of North American Construction Group and Fort McKay Group of Companies, dated July 14, 2005.

"Obligations" means any and all indebtedness, liabilities and obligations of any Obligor to the Lender hereunder or under any other Loan Document, whether actual or contingent, direct or indirect, as principal or surety, matured or not, now existing or arising hereafter, including all principal, interest, costs, fees and expenses owing under or in connection with the SSCD Credit Facility (including under the Senior Secured Convertible Debenture), the Converted Term Loan Credit Facility, and any Obligor's obligation to reimburse the Lender in respect of any reimbursement obligations of the Lender under any indemnity or guarantee provided by the Lender to any issuer of any letter of credit (documentary or standby) on behalf of any Obligor.

"Obligor Subsidiaries" means all of the Subsidiaries of any Obligor from time to time and "Obligor Subsidiary" means any Subsidiary of any Obligor.

"Obligors" means, collectively, the Borrower and each Guarantor; and "Obligor" means any one of them.

"Obligors' Counsel" means Lawson Lundell LLP and Borden Ladner Gervais LLP, their agents and/or such other counsel as the Borrower may designate which are acceptable to the Lender, acting reasonably.

"Officer's Certificate" means, in respect of any Person, a certificate signed by a senior officer of the Person acceptable to the Lender, acting reasonably.

"Participant" has the meaning ascribed thereto in Section 9.2(b)(iii).

"Permitted Liens" means as of any particular time, any of the following Liens, in respect of any Person or Property:

(a)

Liens for taxes (which term includes charges, levies and rates), assessments, utilities (including levies or imposts for sewers and other municipal utility services) and governmental charges incurred in the ordinary course of business that are not yet due and payable or the validity of which is being actively and diligently contested in good faith by such Person and to the satisfaction of the Lender, acting reasonably, provided adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP,

(b)

construction, mechanics', carriers', warehousemen's, materialmen's and garagekeeper’s Liens incurred in the ordinary course of business and Liens in respect of vacation pay, workers' compensation, employment or unemployment insurance or similar statutory obligations incurred in the ordinary course of business, provided the obligations secured by such Liens are not yet due and payable and which Liens (other than in respect of garagekeeper's Liens not yet due) have not yet been filed.

(c)

Liens arising from any judgment, order or proceedings, provided that same are being diligently contested in good faith by such Person and to the satisfaction of the Lender, acting reasonably, provided adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP and execution thereon has been stayed and continues to be stayed and such Liens do not result in an Event of Default,

(d)

good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations,

(e)

the CWB Security,

(f)

the RBC Cash Collateral Security,

(g)

the Suncor Sublease,

(h)

the Richardson Royalties and those other royalties and overriding royalties expressly set forth in Schedule A under the heading "Royalties",

(i)

Liens in favour of the Lender pursuant to any Loan Document,

(j)

the Purchase Money Security Interests set forth in Schedule B,

(k)

those Purchase Money Security Interests not included in clause (j) above, provided that the principal amount of the obligations secured by such Purchase Money Security Interests do not individually or in the aggregate exceed One Hundred Thousand Dollars ($100,000), and

(l)

any other Lien which the Lender approves in writing as a Permitted Lien.

Except as expressly provided in the Priorities Agreement, the existence or approval by the Lender of a Permitted Lien shall not be construed as a subordination by the Lender of its Security in favour of such Permitted Lien.

"Permitted Encumbrances" means, as at any particular time, any of the following rights, limitations, reservations, provisos, conditions, exceptions, qualifications, agreements, obligations and interests on or in respect of the undertaking, property or assets, or any part of the undertaking, property or assets, of any Obligor:

(a)

easements, rights-of-way, servitudes, zoning, and similar rights in or restrictions in respect of land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons, which do not, individually or in the aggregate, materially detract from the use or value of the property subject thereto,

(b)

the reservations, limitations, provisos and conditions in any original grants from the Crown of any land or interests therein and statutory exceptions, qualifications and reservations in respect of title,

(c)

the unexercised rights reserved or vested in any Governmental Body by the terms of any Material Authorization, or by any statutory provisions, to terminate any such Material Authorizations or other interests in land, or to require annual or other periodic payments as a condition of the continuance thereof, and

(d)

defects in title which are not general in application and which do not, individually or in the aggregate, materially detract from the value of the lands or rights of such Obligor or any significant part thereof or materially impair the use of any thereof in the operation of its businesses.

Except as expressly provided in the Priorities Agreement, the existence or approval by the Lender of a Permitted Encumbrance shall not be construed as a subordination by the Lender of its Security in favour of such Permitted Encumbrance.

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Body, including the Borrower and each other Obligor.

"PPSA" means the Personal Property Security Act (Alberta).

"Post-Closing Shareholder Approval" has the meaning ascribed to that term in Section 5.1(g).

"Prime Rate" means, at any time, the variable annual rate of interest which the Bank establishes at its principal office in Toronto as the reference rate of interest to determine interest rates it will charge at such time for demand loans in Dollars made to its commercial customers in Canada and which it refers to as its "prime rate of interest", and any change in the Prime Rate shall be effective for the purposes of this Agreement on the date such change becomes effective for such commercial customers generally.

"Priorities Agreement" means the Priorities Agreement of even date among CWB, the Lender and the Borrower.

"Priority Claims" means the aggregate of any amounts accrued or payable (including interest and penalties) which arise by operation of any Applicable Law and rank prior to or pari passu with any Lien held by the Lender over the Property of any Obligor, including (to the extent applicable) in respect of:

(a)

wages, salaries, commissions or other remuneration,

(b)

vacation pay,

(c)

pension plan contributions and/or obligations,

(d)

amounts required to be withheld from payments to employees or other persons for federal and provincial income taxes, employee Canada Pension Plan contributions and employee Employment Insurance premiums and additional amounts payable on account of employer Canada Pension Plan contributions and employer Employment Insurance premiums,

(e)

federal or provincial goods and services or excise tax,

(f)

provincial sales or other consumption taxes,

(g)

employer health tax,

(h)

amounts payable under the Workers' Compensation Act (Alberta) or similar provincial or federal legislation,

(i)

taxes on real property,

(j)

arrears of rent, utilities or other amounts payable in respect of the use of real property,

(k)

amounts payable for repair, storage, transportation or construction or other services which may give rise to a possessory or registrable Lien, and

(l)

an amount equal to twenty five percent (25%) of claims which suppliers could assert pursuant to Section 81.1 or Section 81.2 of the Bankruptcy and Insolvency Act (Canada).

"Proceeds" has the meaning ascribed to that term in Section 2.10.

"Proceeds Repayment Price" means the product of the Proceeds in question that are prepaid to the Lender pursuant to Section 2.10 at any time, multiplied by one hundred twenty percent (120%).

"Products" means all sand, aggregate, gravel, rock, limestone and other minerals (including metallic, placer and quarriable minerals) and materials of any kind whatsoever extracted by or on behalf of the Borrower or any of its Subsidiaries from the Quarry Sites, the New Mineral Permits Site or any other location and whether crushed, blasted, excavated or in any other form.

"Production Payment Transaction" means any arrangement entered into by an Obligor pursuant to which it has received payment for a certain amount of Products or Inventory but has not yet delivered or transferred title to all of such Products or Inventory to the purchaser.

"Property" or "Properties" of a Person means all of the property, assets and undertaking of such Person or any bare trustee of such Person, of every nature and kind, both present and future, real and personal, tangible and intangible, including all proceeds of disposition of any such property, assets or undertaking.

"Provincial-Federal Agreements" means:

(a)

the Fort McKay First Nation Treaty Land Entitlement Agreement dated effective March 31, 2004 between Her Majesty the Queen in Right of Canada as represented by the Minister of Indian Affairs and Northern Development, and her Majesty the Queen in Right of Alberta, as represented by the Minister of Energy, the Minister of Sustainable Resource Development, the Minister of Aboriginal Affairs and Northern Development and the Minister of Community Development; and

(b)

the Settlement Agreement dated effective March 31, 2004 between Her Majesty the Queen in Right of Canada, as represented by the Minister of Indian Affairs and Northern Development, and the Fort McKay First Nation,

as amended, modified, supplemented or replaced from time to time.

"Purchase Money Security Interest" means any Lien given, assumed or arising by operation of law, to provide or secure, or to provide the Obligor thereunder with funds to pay, the whole or any part of the consideration for the acquisition of property (but excluding real property and Inventory) where the principal amount of the obligation secured by such Lien:

(a)

is not in excess of the cost to such Obligor of the property encumbered thereby, and

(b)

is secured only by the property being acquired by such Obligor,

and includes the renewal or refinancing of any such Lien upon the same property provided that the indebtedness secured and the security therefor are not increased thereby.

"Qualified Entity" means Suncor Energy Inc., and any other partnership, joint venture, corporation or other organization in which Suncor Energy Inc. is a partner, member, shareholder or stakeholder.

"Quarries" means those quarries set forth in Schedule A under the heading "Quarries".

"Quarry Sites" means those quarry sites set forth in Schedule A under the heading "Quarry Sites".

"RBC" means Royal Bank of Canada.

"RBC Acknowledgement" means an acknowledgement dated December 18, 2007 from RBC in favour of the Lender dated as of the date hereof.

"RBC Cash Collateral" means the cash collateral in an amount up to but not exceeding $2,000,000 provided by the Borrower to RBC as at the date hereof in connection with the Existing RBC L/C.

"RBC Cash Collateral Security" means the security interests granted by the Borrower to RBC in the RBC Cash Collateral to secure its obligations in respect of the Existing RBC L/C.

"RBC Credit Agreement" means that certain letter agreement dated June 27, 2005 between RBC and the Borrower, as amended by letter agreements dated July 14, 2005, August 11, 2005, April 26, 2006, August 14, 2006 and January 22, 2007, as the same may be amended, modified or supplemented from time to time with the prior written consent of the Lender as provided for herein.

"RBC Loan Documents" means the RBC Credit Agreement, the RBC Cash Collateral Security and all documents, instruments and agreements entered into in connection therewith.

"RBC Obligations" means any and all indebtedness, liabilities and obligations of any Obligor to RBC, whether actual or contingent, direct or indirect, as principal or surety, matured or not, now existing or arising hereafter, including all principal, interest, costs, fees and expenses and any Obligor's obligation to reimburse RBC in respect of any reimbursement obligations under any indemnity or guarantee provided by RBC to any issuer of any letter of credit (documentary or standby) on behalf of any Obligor.

"Receivable" of any Person means any right of that Person to receive a cash payment from any other Person in respect of goods and services provided on credit.

"Receiver" means any of a receiver, manager, monitor, liquidator, trustee, consultant, receiver-manager and receiver and manager, whether appointed privately or by any court.

"Registration Rights Agreement" means the Registration Rights Agreement dated December 21, 2007 between the Borrower and the Lender.

"Replacement Cost" means, with respect to any Property, the cost of repairing, replacing or reinstating such real or tangible personal Property with materials of like kind and quality and for like occupancy or use (where applicable) on the same or a similar site, to the Lender's reasonable satisfaction and without deduction for depreciation.

"Reserve Report" means a reserve and resource evaluation and classification of and report on the quarries and minable areas now or hereafter owned by the Obligors in form, detail and content satisfactory to the Lender and setting out estimates of in-place minable mineral reserves for each quarry, prepared in accordance with National Instrument 43-101 (as amended from time to time) and based on the reserve classification system of the Geological Survey of Canada (with modifications of methodology acceptable to the Lender) from time to time (to the extent not inconsistent with National Instrument 43-101).  Such report shall include a reserves summary identifying, separately for each quarry, mineral resources (immediate and future), in-place mineral reserves (measured, indicated and demonstrated), and mineral reserves (recoverable and saleable).

"Restricted Cash" of a Person means, at any time, the restricted cash of such Person at such time, in accordance with GAAP and determined on a consolidated basis, and for purposes of this Agreement, Restricted Cash of the Borrower shall include all cash collateral posted by the Borrower in connection with (i) the CWB Credit Facility or the CWB Obligations, including the CWB Cash Collateral and (ii) all letters of credit issued for the benefit of or on behalf of the Borrower, including the RBC Cash Collateral.

"Restricted Principal Amount" has the meaning ascribed to that term in the Senior Secured Convertible Debenture.

"Richardson Royalties" means the royalties reserved by the Borrower to Kenneth Richardson pursuant to the Richardson Royalty Agreements with respect to the Metallic and Industrial Mineral Leases and Permits owned by the Borrower and described therein.

"Richardson Royalty Agreements" means, collectively: (i) the option to earn an interest in Industrial and Metallic Minerals Permits in Northeast Alberta agreement between Kenneth Richardson and the Borrower dated December 6, 1994; (ii) the agreement to purchase Industrial and Metallic Minerals Exploration Permit No. 6890070004 between Kenneth Richardson and the Borrower dated May 17, 1996; (iii) the amended agreement to purchase a mineral interest in Industrial and Metallic Minerals Lease No. 9499030003 between Kenneth Richardson and the Borrower dated December 22; 2003; and (iv) the Limestone royalty agreement between Kenneth Richardson and the Borrower dated April 27, 2004.

"Rockyview" means Rockyview Development Limited, a corporation incorporated under the laws of the British Virgin Islands.

"Sales Agreements" means those agreements set forth in Schedule A under the heading "Sales Agreements" and any other agreements (whether oral or written) entered into by any Obligor from time to time in accordance with the Agreement for the supply of Products and services.

"Sales Commissions" means all commissions, royalties (other than royalties to any Governmental Authority) or other payments relating to the sale of any Products paid or payable by any Obligor to any Person, including to any other Obligor or any Obligor Subsidiary (other than the actual purchase price of such Products to the extent such price does not already include any such payments).

"Scheduled Interest Payment Date" shall have the meaning ascribed thereto in Section 2.7(c).

"Security" means the Liens in favour of the Lender created by the Security Documents.

"Security Documents" means all mortgages, charges, debentures, security agreements, assignments, pledges, hypothecs, acknowledgements, consents  and other agreements and instruments which may have been, or may now or at any time in future be, delivered by the Borrower, any Guarantor or any other Person, as same may be amended, supplemented, restated or replaced from time to time, for the purpose of establishing, perfecting, preserving or protecting any Security for all or any part of the Obligations, including the agreements and other instruments mentioned in Section 4.1.

"Senior Management" of any Person means all Persons who perform a policy-making function in respect of, and are duly appointed officers of, the particular Person.

"Senior Secured Convertible Debenture" means the senior secured convertible debenture in the principal amount of Thirty One Million Five Hundred Thousand Dollars ($31,500,000) issued by the Borrower to the Lender pursuant to this Agreement.

"Serial Number Goods" has the definition ascribed thereto in the regulations of the PPSA.

"Share Redemption Option" has the meaning ascribed to that term in the Senior Secured Convertible Debenture.

"Shareholder Approval" has the meaning ascribed to that term in the Senior Secured Convertible Debenture.

"Shareholders' Equity" means the amount of shareholders' equity as shown on the consolidated balance sheet of the Borrower, as determined in accordance with GAAP, provided that notwithstanding the foregoing no portion of any amount owing from time to time under the Senior Secured Convertible Debenture and the Subordinated Convertible Debentures shall be considered "Shareholders' Equity" and the calculation of "Shareholder's Equity" shall be adjusted accordingly.

"Shareholders Rights Plan Agreement" means the Shareholders Rights Plan Agreement dated as of March 28, 2005 between the Borrower and Computershare Trust Company of Canada.

"Specified Material Authorizations" means the Material Authorizations set forth in Schedule A under the heading "Specified Material Authorizations".

"SSCD Credit Facility" means the non-revolving, senior, term bridge credit facility described in Section 2.2 and the other applicable provisions in this Agreement.

"SSCD Credit Facility Maturity Date" means June 30, 2012.

"SSCD Loan" means, at any time and in respect of the SSCD Credit Facility, the aggregate principal amount of all Obligations then outstanding under the SSCD Credit Facility.

"Subordinated Convertible Debentures" means the 6.0% convertible unsecured subordinated debentures in the aggregate principal amount of Thirty Four Million Five Hundred Thousand Dollars ($34,500,000) issued by the Borrower pursuant to the Subordinated Convertible Debenture Indenture.

"Subordinated Convertible Debenture Indenture" means the Indenture dated as of December 6, 2006 between the Borrower and Computershare Trust Company of Canada, as trustee.

"Subordination Agreement" means the Subordination Agreement of even date among Computershare Trust Company of Canada, as trustee under the Subordinated Convertible Debenture Indenture, the Borrower and the Lender.

"Subscription Agreement" means the subscription agreement dated December 21, 2007 between the Lender and the Borrower.

"Subsidiary" means, with respect to any Person at any time, any other Person of which:

(a)

at least a majority of the Voting Securities of such other Person are at the time, directly or indirectly, owned by the first Person; or

(b)

a sufficient number of Capital Stock of such other Person is owned by the first Person so that the first Person can (i) elect a majority of the board of directors of the other Person or (ii) direct the policies and management of the other Person, and includes any Person in like relationship to a Subsidiary, and notwithstanding the foregoing shall be deemed to include, with respect to the Borrower, each of Muskeg Valley, the Fort McKay JV, Dawson Bay and HPL.

"Suncor Sublease" means the lease by the Borrower of Metallic and Industrial Mineral Permits numbers 9400100002, 9400100004, 9400100003, 9400100005, 9400100006, 9499010002, 9394040032 to Suncor Energy Inc. pursuant to that certain letter agreement between Suncor Energy Inc. and the Borrower dated October 6, 2002.

"Supplementary AMEX Application" has the meaning ascribed to that term in the Senior Secured Convertible Debenture.

"Supply Agreements" means those agreements set forth in Schedule A under the heading "Supply Agreements" and any other agreements (whether oral or written) entered into by any Obligor from time to time in accordance with the Agreement for the supply of products and services.

"Taxes" of any Person means all taxes of any kind or nature whatsoever including property taxes, capital taxes, income taxes, sales or value-added taxes, levies, goods and services taxes, stamp taxes, royalties, duties, and all fees, deductions (including Canada Pension Plan contributions and Employment Insurance premiums), compulsory loans and withholdings imposed on, levied against, collected or withheld by or assessed against that Person as of the date hereof or at any time in the future, by any Governmental Body of or within Canada or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon, determined on a consolidated basis.

"Term Sheet" means the term sheet dated November 16, 2007 between Brookfield Bridge Lending Fund Inc. and the Borrower.

"Voting Securities" means, in relation to a Person, shares, units, interests or other entitlements in a corporation, partnership, joint venture or trust, or other securities issued by such Person carrying voting rights either under all circumstances or under some circumstances that have occurred and are continuing to elect, appoint or remove a majority of the board of directors, trustees, management committee or other Persons performing similar functions for the first-mentioned Person, including any such other Person or Persons which are legal entities (such as a partner or joint venture entity).

"Withholding Taxes" has the meaning ascribed thereto in Section 2.13.

1.2

Currency

Unless otherwise expressly stated, all monetary amounts set out herein refer to the lawful currency of Canada.

1.3

Words and Phrases

Words importing the singular number only shall include the plural and vice versa and words importing any gender shall include all genders.  Wherever in any of the Loan Documents a determination is to be made as to whether any Person is dealing at "arm's length" with any other Person, such determination shall be made in the same manner as provided in the Income Tax Act (Canada).  The words "including", "includes" and "or" shall not be limiting or exclusive unless expressly indicated to the contrary.

1.4

Invalidity, etc.

Each of the provisions contained in any Loan Document is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of such Loan Document or of any other Loan Document, and no such invalidity shall affect the obligation of the Borrower or any other Obligor to repay all of the Obligations as and when payable hereunder or thereunder.

1.5

Headings, etc.

The division of a Loan Document into articles, sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of such Loan Document.

1.6

Governing Law

This Agreement shall be exclusively governed by, enforced and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein (without regard to principles relating to conflict of laws) and shall be treated in all respects as an Alberta contract.

1.7

Attornment

Each of the Obligors irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or in connection with this Agreement.

1.8

References

Except as otherwise specifically provided herein, reference in any Loan Document to any contract, agreement or any other instrument shall be deemed to refer to such contract, agreement or instrument as in effect on the date hereof, reference in any Loan Document to any enactment, including any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time and reference to any one or more of the parties to this Agreement shall be deemed to include a reference to the respective successors and permitted assigns of such party as if specifically named, as applicable.

1.9

This Agreement to Govern

If there is any inconsistency between the terms of this Agreement and the terms of any other Loan Document, the provisions hereof shall prevail to the extent of the inconsistency, but the foregoing shall not apply to limit or restrict in any way the rights and remedies of the Lender under the terms of the Senior Secured Convertible Debenture or any of the Security Documents.  For greater certainty:

(a)

notwithstanding that the rate of interest stipulated in any of the Security Documents may exceed the rate of interest stipulated herein in respect of all or any portion of the Obligations, the rate or rates of interest applicable to the Obligations shall be as stipulated herein;

(b)

notwithstanding that any Security Document may contain a promise by the Borrower or any other Obligor to pay to the Lender a principal amount which may be in excess of the Obligations then owing to the Lender, the Borrower and such other Obligor shall only be liable to pay to the Lender in respect of such excess principal amounts, the amounts owing to the Lender pursuant hereto; and

(c)

notwithstanding that any Security Document may provide for payment on demand or upon the occurrence of certain defaults or events of default, the Obligations shall only be payable as stipulated herein, in the Senior Secured Convertible Debenture or in the document pursuant to which such Obligation arises.

If any act or omission of any Obligor is expressly permitted under this Agreement but is expressly prohibited under another Loan Document, such act or omission shall be permitted.  If any act or omission is expressly prohibited under a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Loan Document but this Agreement does not expressly relieve such Obligor from such performance, same shall not constitute a conflict in or between the provisions of this Agreement and the provision of such Loan Document.

1.10

Generally Accepted Accounting Principles

Except as otherwise specifically provided herein, all accounting terms shall be applied and construed in accordance with generally accepted accounting principles consistently applied and any references herein to "generally accepted accounting principles" means all principles stated from time to time in the Handbook of the Canadian Institute of Chartered Accountants ("GAAP"). For the purpose of determining compliance with any financial covenants or other covenants set forth in this Agreement and the Approved CapEx Budget or the Approved Cash Flow and CapEx Budget, as applicable, unless expressly provided to the contrary or unless the Lender otherwise agrees, all computations shall be on a consolidated basis and shall be adjusted to eliminate the effect of any discretionary change by any Obligor in the application of generally accepted accounting principles since the date of its most recent audited consolidated financial statements prior to the date hereof.

1.11

Computation of Time Periods

Except as otherwise specifically provided herein, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.12

Actions on Days Other than Business Days

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the last Business Day preceding such day.  If the payment of any amount is deferred for any period under this Section, then such period shall, unless otherwise provided herein, be included for purposes of the computation of any interest or fees payable hereunder.

1.13

Determinations by the Obligors

All provisions contained herein requiring any Obligor to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require such Obligor to make all reasonable inquiries of each of its officers and of each of its senior personnel having responsibility for the matter in question.  No knowledge shall be imputed to any Obligor solely by virtue of Fort McKay having such knowledge.

1.14

Incorporation of Schedules

The following schedules annexed hereto shall, for all purposes hereof, form an integral part of this Agreement:

Schedule

Schedule A

Disclosure

Schedule B

Existing Purchase Money Security Interests

Schedule C

Approved CapEx Budget (until replaced with an Approved Cash Flow and Cap Ex Budget)

Schedule D

Form of Compliance Certificate

Schedule E

Existing Accounts

ARTICLE 2
THE CREDIT FACILITIES

2.1

Agreement to Lend

Subject to the terms and provisions of this Agreement and in reliance upon the representations, warranties and covenants of the Obligors herein and in the other Loan Documents, the Lender agrees to make the Credit Facilities available to the Borrower as provided for herein.

2.2

SSCD Credit Facility

(a)

On the Closing Date and subject to fulfillment of the conditions described in Section 3.1, the Borrower shall draw down Thirty One Million Five Hundred Thousand Dollars ($31,500,000) by way of a single advance under the SSCD Credit Facility.

(b)

The SSCD Credit Facility shall be a non-revolving, senior bridge loan, subject to the terms and provisions in this Agreement and the other Loan Documents, including the Senior Secured Convertible Debenture.

(c)

The Lender shall be entitled to convert the Senior Secured Convertible Debenture into common shares of the Borrower at any time, in whole or in part, at the conversion price and on the terms and conditions, set out in the Senior Secured Convertible Debenture, and may direct such shares to be issued to itself or any of its Affiliates.

2.3

Converted Term Loan Credit Facility

(a)

If:

(i)

a resolution is submitted at a meeting of the shareholders of the Borrower in order to obtain Shareholder Approval, and such Shareholder Approval is not obtained at such meeting; or

(ii)

the Shareholder's Approval is not obtained by June 11, 2008,

whichever event first occurs (the date upon which such event first occurs being the "Converted Term Loan Commencement Date"), the Restricted Principal Amount shall be deemed to be an amount owing under and pursuant to the Converted Term Loan.

(b)

The Converted Term Loan shall be a non-revolving, senior bridge loan, subject to the terms and provisions in this Agreement.

2.4

Purpose of the Credit Facilities

The proceeds of the Loans shall only be used by the Borrower for the purpose of (i) repayment of all Indebtedness under the Existing Senior Credit Facilities, (ii) payment of all transaction fees and expenses incurred in connection with the Loan Documents, and (iii) for general corporate purposes of the Borrower as set forth in the Approved CapEx Budget or the Approved Cash Flow and CapEx Budget, as applicable.

2.5

Currency

The Loans shall be denominated in Canadian dollars and shall be repayable, and all interest, fees and other amounts in respect thereof or in connection therewith shall accrue and be payable, by the Borrower in like currency.

2.6

Repayment

(a)

Subject to the provisions of this Agreement (including Sections 2.9, 2.10, 2.11 and 7.2), the Borrower shall repay in cash the principal amount of the Loans and all accrued and unpaid interest thereon and any other amounts payable hereunder in connection with the Loans on:

(i)

as regards the SSCD Credit Facility and all Indebtedness owing thereunder, the earlier of:

(A)

a Change of Control Redemption Date, and in such event the principal amount owing hereunder shall be deemed to be the applicable Change of Control Redemption Price (provided the Lender does not elect to exercise its conversion rights in accordance with Section 2 of the Senior Secured Convertible Debenture);

(B)

the date an Event of Default occurs and the Lender declares all Obligations to be due and payable, as provided for in Section 7.2; and

(C)

the SSCD Credit Facility Maturity Date; and

(ii)

as regards the Converted Term Loan Credit Facility and all Indebtedness owing thereunder, the earlier of: the date an Event of Default occurs and the Lender has declared all Obligations to be due and payable; and the Converted Term Loan Credit Facility Maturity Date,

as the case may be.  The parties acknowledge the rights of: the Lender to convert outstanding principal and interest hereunder to Debenture Shares, subject to and in accordance with the Senior Secured Convertible Debenture; and of the Borrower to redeem the principal amount outstanding hereunder on the Maturity Date by exercising the Share Redemption Option subject to and in accordance with the terms of the Senior Secured Convertible Debenture.

(b)

With respect to repayments to be made in respect of the Converted Term Loan Credit Facility pursuant to Section 2.6(a)(ii) above, in addition to the required repayment of the Restricted Principal Amount, all accrued interest thereon, and any and all other amounts payable hereunder in connection therewith, the Borrower shall pay to the Lender on the Converted Term Loan Maturity Date the Converted Term Loan Repayment Price.

(c)

The Borrower acknowledges and agrees that any payments or distributions in cash, property, or other assets received by the Lender pursuant to this Agreement or the other Loan Documents that are paid over to CWB, whether pursuant to or by virtue of the Priorities Agreement, Applicable Law, or otherwise, shall not reduce any of the amounts that are payable to the Lender pursuant to this Agreement.

2.7

Interest

(a)

Subject to Sections 2.7(d) and 2.7(e), the principal amount of the Loans shall bear interest at a rate per annum equal at all times to:

(i)

in the case of the SSCD Loan, the Prime Rate in effect from time to time plus four hundred (400) Basis Points; and

(ii)

in the case of the Converted Term Loan, fifteen percent (15%).

(b)

Subject to Sections 2.7(d) and 2.7(e), interest on the principal amount of the Loans shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated daily on the basis of the actual number of days elapsed and on the basis of a year of 365 or 366 days, as the case may be, and shall be calculated and payable monthly on overdue interest in the same manner and at the same rate as interest on the principal amount of the Loans then outstanding is calculated and payable.  With respect to interest payable under the SSCD Loan, each change in the fluctuating applicable interest rate hereunder shall occur simultaneously with the corresponding change in the Prime Rate without any requirement for prior notice to the Borrower or any other Obligor.

(c)

Interest calculated as aforesaid shall be paid by the Borrower to the Lender in arrears on the last Business Day of each month during the term of the Credit Facilities (each, a "Scheduled Interest Payment Date"), commencing in the month of:

(i)

the Closing Date, as regards the SSCD Credit Facility; and

(ii)

the date there is deemed to be an advance under the Converted Term Loan Credit Facility, as regards the Converted Term Loan Credit Facility.

(d)

Notwithstanding any provisions of this Section 2.7 to the contrary, after the occurrence of a Default or an Event of Default hereunder and for so long as such Default or Event of Default is continuing, interest on the principal amount of the Loans from time to time outstanding, and on any overdue interest, shall accrue at a rate per annum (the "Default Rate") equal to:

(i)

in the case of the SSCD Loan, the Prime Rate in effect from time to time (but for this Section 2.7(d)) plus nine hundred (900) Basis Points, and

(ii)

in the case of the Converted Term Loan, twenty percent (20%),

calculated and compounded daily.

(e)

If at any time there is an Event of Default under the Loan Documents or an event of default, demand or acceleration under the CWB Loan Documents, or the Lender or CWB makes demand for payment or accelerates the Obligations or the CWB Obligations in connection with the Loan Documents or the CWB Loan Documents, as applicable, the Lender shall be entitled (but not obligated) to repay all amounts owing by the Borrower to CWB, and in such event the Borrower agrees and acknowledges that all such amounts shall be deemed to be "Obligations" under this Agreement that are past due, and that the interest rate that will be in effect with respect to all such amounts until repaid in full shall be the Default Rate applicable to the Converted Term Loan.

2.8

Commitment Fees

(a)

The Borrower shall pay the Lender concurrently with the execution of this Agreement a commitment fee in the amount of Nine Hundred Ninety Seven Thousand Five Hundred Dollars ($997,500), less the non-refundable work fee of Two Hundred Seventy Five Thousand Dollars ($275,000) previously paid to the Lender, for a net payment of Seven Hundred Twenty Two Thousand Five Hundred Dollars ($722,500).

(b)

In addition to the payment provided for in Section 2.8(a), the Borrower shall pay the Lender on the Converted Term Loan Commencement Date a commitment fee in an amount equal to the product of the Restricted Principal Amount multiplied by fifteen percent (15%).

2.9

Voluntary Prepayment and Reduction of Credit Facilities

The Borrower shall not be entitled to voluntarily prepay:

(a)

the SSCD Loan prior to the SSCD Credit Facility Maturity Date, subject to Section 3(a) of the Senior Secured Convertible Debenture; or

(b)

any Converted Term Loan prior to the Converted Term Loan Maturity Date.

2.10

Mandatory Prepayment and Reduction of Credit Facilities

In accordance with Section 2.11 hereof, the Borrower shall, unless otherwise directed by the Lender, apply, or shall cause to be applied:

(a)

subject to the Priorities Agreement, all Net Cash Proceeds from any sale, lease, transfer, revocation, surrender, cancellation or other disposition of any Property of the Borrower or any other Obligor (including all Net Cash Proceeds from any revocation, surrender or cancellation of the New Mineral Permits or any other Material Authorization), other than with respect to any sale or disposition permitted in accordance with Section 6.4(b);

(b)

all Net Cash Proceeds from the incurrence or issuance by the Borrower or any other Obligor of any Financing Debt,

(c)

all amounts refunded or otherwise payable to the Borrower or any other Obligor in respect of any deposits, instalment, progress or similar payments, penalties, bonus, incentive payments and similar payments;

(d)

subject to Section 4.5, all proceeds of any insurance payable to the Borrower or any Obligor; and

(e)

all amounts payable to the Borrower or any other Obligor as a return of cash collateral posted by the Borrower or any other Obligor in connection with any letter of credit (including the Existing RBC L/C) issued on behalf of the Borrower or any other Obligor to a third party as a beneficiary thereunder, including any funds releasable to the Borrower or any such other Obligor as a result of the cancellation, surrender, expiry, revocation or termination of such letter of credit;

(collectively, the "Proceeds") to prepay the outstanding principal of the Credit Facilities and any other amounts outstanding thereunder and to permanently reduce the Credit Facilities by the amount of such Proceeds.  In such event, those Proceeds shall first be applied to prepay any Converted Term Loan outstanding at such time and to permanently reduce the Converted Term Loan Credit Facility by a corresponding amount until the Converted Term Loan Credit Facility has been repaid in full, after which any such remaining Proceeds shall be applied to any SSCD Loan outstanding and to permanently reduce the SSCD Credit Facility by the amount of those Proceeds.  The Borrower shall provide reasonable notice to the Lender of the impending receipt of any such Proceeds and, subject to the Priorities Agreement as set forth above, shall, unless otherwise directed by the Lender, promptly pay all such Proceeds to the Lender upon receipt thereof (and in any event within two (2) Business Days upon receipt thereof).  For the avoidance of doubt, any transactions referred to in paragraphs (a), (b) and (e) above shall be subject to the prior written consent of the Lender, which consent may be withheld in the Lender's sole and absolute discretion.

If the Lender directs that all or a portion of any Proceeds not be used to prepay the outstanding principal of the Credit Facilities, then the Borrower shall forthwith forward those Proceeds to Lender's Counsel, to be held in trust by Lender's Counsel and thereafter released in accordance with the Lender's instructions from time to time (and for greater certainty the payment of such Proceeds to Lender's Counsel shall not constitute a prepayment in respect of the Credit Facilities unless and until released by Lender's Counsel to the Lender as provided for below). The Borrower shall forthwith after a request by the Lender provide a plan for the use of the Proceeds.  The Lender shall be entitled to instruct the Lender's Counsel to forward all or a portion of such Proceeds to the Borrower on the condition that the Borrower agree in writing to use same only for those purposes as approved by the Lender, in its discretion.  If the Lender's Counsel holds all or any portion of such Proceeds after ninety (90) days from receipt of same, Lender's Counsel shall pay same in accordance with the Lender's directions to either: (i) the Lender as a partial prepayment and permanent reduction of the outstanding principal of the Credit Facilities; or (ii) the Borrower.

Any prepayment made pursuant to this Section 2.10 shall also be accompanied by the corresponding Proceeds Repayment Price, and if no such payment is concurrently made to the Lender such Proceeds Repayment Price shall be netted against the prepayment.

2.11

Method of Payment and Computations

(a)

The Borrower shall make each payment hereunder not later than 11:00 a.m. Calgary time on the day when due in immediately available funds, by payment of such funds to the Lender in such manner and at such place as the Lender may direct in writing. The Borrower shall only be given value for such funds on such date if received prior to 11:00 a.m. Calgary time on a Business Day and otherwise on the next succeeding Business Day.

(b)

Whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the immediately following Business Day.

(c)

Each determination by the Lender of the amount of interest payable hereunder shall be prima facie evidence thereof for all purposes, in the absence of manifest error.

2.12

Evidence of Indebtedness

The Lender shall open and maintain on its books, accounts evidencing the Loans, each advance and all amounts owing hereunder by the Borrower to the Lender.  The Lender shall enter in the foregoing accounts details of each advance and of all amounts from time to time owing, paid or repaid by the Borrower hereunder.  The information entered in the foregoing accounts shall, absent manifest error, constitute conclusive evidence of the indebtedness of the Borrower to the Lender hereunder.

2.13

Payments - No Deduction

Subject to Section 9.2(b)(viii), all payments of principal, interest, fees and other amounts to be made pursuant to any Loan Document shall be made free and clear of and without deduction for any and all present and future Taxes, withholdings, levies, duties, any governmental charges and all liabilities with respect thereto, and without setoff, withholding, deduction or counterclaim of any kind whatsoever. If, with regard to any payment to be made by the Borrower or any Guarantors, as applicable, to the Lender pursuant to any Loan Document any deduction for any and all present and future taxes, withholdings, levies, duties, governmental charges or any liability with respect thereto is required by law ("Withholding Taxes"), the Borrower or any Guarantor, as applicable, shall pay the Withholding Taxes to the applicable Governmental Body and pay to the Lender such additional amounts as may be necessary in order that the net amount received by the Lender after such deduction shall equal each payment which would have been received by the Lender in the absence of such deduction; and the Borrower or any Guarantor, as applicable, shall obtain and deliver to the Lender receipts in respect of the payment of Withholding Taxes.

2.14

Application of Payments Before Exercise of Rights

All payments made by the Borrower to the Lender hereunder before the exercise of any rights arising under Article 7 shall be applied against the Obligations in the following order:

(a)

first, in payment of any amounts due and payable as and by way of fees;

(b)

second, in payment of any amounts due and payable as and by way of expenses of the Lender recoverable under the Loan Documents;

(c)

third, in payment of default interest then due and payable on or in respect of the applicable Loans;

(d)

fourth, in payment of interest then due and payable on or in respect of the applicable Loans;

(e)

fifth, in repayment of any principal amounts of the applicable Loans; and

(f)

sixth, in payment of any other amounts then due and payable by the Obligors under the Loan Documents.

2.15

Application of Payments After Exercise of Rights

All payments made by the Borrower after the exercise of any rights arising under Article 7 and all monies realized by the Lender from the enforcement of any Security shall be appropriated by the Lender on or towards the payment of the Loans or any other amounts outstanding hereunder or under any other Loan Document or such part thereof as the Lender sees fit, and the Borrower shall have no right to require or enforce any appropriation inconsistent therewith, and the Lender shall have the right to change the application of any such proceeds and re-apply the same to any part or parts of the Loans as the Lender may see fit notwithstanding any previous application.

2.16

Interest Act

Except as otherwise specifically provided herein, where in any Loan Document a rate of interest is calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation, whether 365 or 366, as the case may be, and dividing it by the number of days in the deemed year.

2.17

Maximum Rate of Interest

(a)

Notwithstanding anything herein or in any Loan Document to the contrary, in the event that any provision of any Loan Document would oblige the Borrower to make any payment of interest or other amount payable to the Lender hereunder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal or prohibited rate, such adjustment to be effected, to the extent necessary, firstly, by reducing the amount or rate of interest exigible under Section 2.7 of this Agreement; and thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada), as may be amended from time to time, or any other Applicable Law.  Any amount or rate of interest referred to in this Agreement shall be determined in accordance with generally accepted actuarial practices and principles over the term of this Agreement and, in the event of a dispute, a certificate of a fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination.

(b)

In determining whether or not the interest paid or payable under this Agreement exceeds the maximum amount permitted by Section 2.17(a) the Borrower and the Lender shall, to the maximum extent permitted under the Criminal Code (Canada) or any other Applicable Law, characterize any non-principal payments as an expense, fee or premium or other payment rather than as interest, as may be necessary to reduce the amount otherwise characterized as interest pursuant to such Applicable Law, exclude voluntary prepayments and the effects thereof and amortize, prorate, allocate and spread the total amount of interest rateably over the longer of the contemplated term or the actual term of this Agreement.

2.18

Payment of Costs and Expenses

The Borrower shall pay to the Lender, on demand, all reasonable third-party out-of-pocket costs and expenses of the Lender, its agents, officers and employees, any Receiver appointed by it or by a court in connection with the Loan Documents, or the Credit Facilities, including those in connection with:

(a)

the preparation, execution, filing and registration of any of the Loan Documents (whether or not any advance is made), any actual or proposed amendment or modification hereof or thereof or any waiver hereunder or thereunder and all instruments supplemental or ancillary thereto;

(b)

obtaining advice as reasonably required by the Lender from time to time regarding the Lender's rights and responsibilities under the Loan Documents;

(c)

the administration and monitoring of the Credit Facilities; and

(d)

the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under any of the Loan Documents including all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Loan Documents or of any enforcement of the Security;

including all of the reasonable fees, expenses and disbursements of any appraisers, field examiners, environmental or other consultants, accountants, actuaries, Lender's Counsel (on a full indemnity basis) and reasonable out-of-pocket expenses incurred by the Lender (including travel expenses) incurred in connection therewith, and including all sales or value-added taxes payable by the Lender (to the extent not otherwise refunded or reimbursed to the Lender) on all such costs and expenses.  All such costs and expenses shall bear interest at the same rate applicable to principal.  All such costs and expenses incurred or accrued up to the Closing Date shall not exceed three hundred thousand dollars ($300,000), and shall be paid out of the advance under the SSCD Credit Facility.  All additional costs and expenses incurred or accrued shall be payable on demand.

2.19

Reducing CWB Credit Facility.

If at any time and from time to time after the date of this Agreement CWB reduces or otherwise limits the amount of credit that is available to the Borrower or any other Obligor from CWB as at the date hereof pursuant to the CWB Credit Agreement, whether by a demand for the repayment of all or any portion of the CWB Obligations, the cancellation or termination of any unused portion of the CWB Credit Facility, or in any other manner whatsoever, the Borrower shall not at any time borrow from or otherwise become liable to CWB for any amounts which in the aggregate exceed such reduced amount.  Such reduction in available credit shall apply notwithstanding that CWB may at any time and from time to time after the reduction increase the amount of available credit for any other reason whatsoever, it being the express purpose and intent of this covenant that the CWB Obligations outstanding at any time and from time to time during the term of this Agreement shall not exceed the lesser of (i) $6,030,000 or (ii) the least amount of credit that is available to the Borrower from CWB from time to time immediately after a reduction by CWB as described above, at any time and from time to time during such term.

2.20

CapEx Budget

From the date hereof until such time as an Approved Cash Flow and CapEx Budget is approved by the Lender in accordance with Section 6.2(a)(v), Schedule "C" shall be comprised of the Approved CapEx Budget.

ARTICLE 3
CONDITIONS

3.1

Conditions to the Advance

The advance under the SSCD Credit Facility shall be made when, and only when, the following conditions have been satisfied, and continue to be satisfied as of the date of such advance, which conditions are for the sole and exclusive benefit of the Lender, and notwithstanding anything to the contrary, which may be waived in writing only by the Lender:

(a)

the Lender shall be satisfied in all respects with each of the following:

(i)

the completion and results of its due diligence review of the Borrower and its Affiliates, including discussions with management, a review of the historical financial results, a review of all Material Contracts, asset and other appraisals, title review and reports, environmental review and reports, mining reserves, engineering reports, the terms of all Indebtedness, the particulars of all Litigation, an inspection of all equipment and premises (including the Mineral Property), a review of working capital balances, including Inventory and Receivables, and discussions with selected personnel having dealings with the Borrower and its Affiliates,

(ii)

the terms and conditions of all Material Contracts, and

(iii)

the capitalization and capital structure of the Borrower and its Affiliates;

(b)

the Lender shall have received from the Borrower (in form and substance satisfactory to the Lender) irrevocable directions from the Borrower to the Lender to pay a portion of the advance hereunder to (i) the Lender to repay all outstanding Indebtedness owing under or in connection with the Existing Senior Credit Facilities; (ii) the Lender in an amount equal to all reasonable fees and expenses of the Lender outstanding as of the Closing Date, including the fees and expenses described in Section 2.8 and 2.18; and (iii) Lender's Counsel in an amount equal to the reasonable fees and expenses of such counsel outstanding as of the Closing Date as provided for in Section 2.18;

(c)

the Lender shall have received all share certificates evidencing all Capital Stock of HPL that is legally and beneficially owned by any Obligor or any Obligor Subsidiary as of such date, together with all corresponding transfers and powers of attorney;

(d)

the Lender shall have received evidence satisfactory to it that:

(i)

the Obligors have obtained all material permits, leases, licenses, quotas, approvals and authorizations, required for the use, lease, construction, development, occupation and operation of, and access to, all Mortgaged Properties,

(ii)

the actual use, lease, construction, development, occupation and operation of, and access to, all Mortgaged Properties is permitted and complies in all respects with all Applicable Laws, and

(iii)

the Borrower shall not be in default of any of the terms and conditions of the Term Sheet;

(e)

the Lender shall have received all of the following, in form and substance satisfactory to the Lender and, if applicable, in such number of counterparts as the Lender shall reasonably request:

(i)

a certificate of corporate status respecting each of the Borrower and HPL from the jurisdiction in which each such entity was formed, together with certificates of status evidencing all necessary extra-provincial registrations, in each case dated the date hereof,

(ii)

a certified copy of the Constating Documents of each of the Borrower and HPL and all amendments, amalgamations, continuances and other changes thereto,

(iii)

a certified copy of all corporate action taken by each of the Borrower and HPL to authorize the borrowing of money, the granting of the Security and the execution and delivery of this Agreement and the other Loan Documents to which it is a party and the performance of all other acts, matters and things provided for herein and therein,

(iv)

a certificate of incumbency of officers and directors respecting each of the Borrower and HPL,

(v)

an Officer's Certificate from each of the Borrower and HPL respecting such matters concerning the Borrower and HPL as the Lender may reasonably require,

(vi)

executed copies of all of the Loan Documents, including the Senior Secured Convertible Debenture, the Investor Rights Agreement, the Subscription Agreement, the Registration Rights Agreement, the Security Documents, the Priorities Agreement and the Subordination Agreement,

(vii)

a certificate of insurance satisfactory to the Lender evidencing insurance coverage satisfactory to the Lender relating to the Properties and that the Lender is the first loss payee on all Properties (other than the CWB Property), and added as an additional insured with the standard mortgage clauses,

(viii)

not less than five (5) Business Days' prior to the date of such advance, the Financial Statements,

(ix)

a favourable enforceability opinion of the Obligors' Counsel as to all legal matters pertaining to this Agreement, all Loan Documents and the transactions contemplated therein,

(x)

all releases and discharges in registrable form of all Liens (other than Permitted Liens and Permitted Encumbrances) against the Property of the Borrower, and

(xi)

a certificate of the Borrower and each of the other Obligors to the Lender that:

(A)

no Event of Default or Material Adverse Change has occurred and is continuing;

(B)

all representations and warranties are true and correct and all covenants and conditions contained in this Agreement have been satisfied;

(C)

all consents and approvals, whether from Governmental Bodies, the shareholders of the Borrower, or otherwise, required in connection with the Loan Documents have been obtained on terms and conditions satisfactory to the Lender in connection with the Loan Documents, including all regulatory, commission and exchange approvals required or advisable in connection with the issuance of the Senior Secured Convertible Debenture and the common shares contemplated thereunder; and

(D)

neither the Borrower nor any other Obligor is in default under the terms of any Material Contracts and will not, with the passage of time, be in such default;

(f)

not less than five (5) Business Days' prior to the date of such advance, the Lender shall have reviewed and authorized the Approved CapEx Budget;

(g)

the Security Documents or financing statements or other filings in respect thereof shall have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Lender, acting reasonably, to preserve or protect the Security constituted thereby;

(h)

the Lender shall be in a first priority security position, subject only to the Priorities Agreement and the RBC Cash Collateral Security;

(i)

the Lender shall have received such information (including financial projections) with respect to the Borrower and its Subsidiaries as the Lender may require, in form and substance satisfactory to the Lender, acting reasonably;

(j)

the Lender shall not have received any material adverse information with respect to any Obligor which is inconsistent with, or was omitted from, the information previously disclosed by any Obligor to the Lender;

(k)

the Lender shall have received a promissory note for the full amount of the advance, in form and substance satisfactory to the Lender;

(l)

the Lender shall be satisfied that:

(i)

the funds shall be used for the purposes set out in Section 2.4, and

(ii)

no Material Adverse Change has occurred or will occur as the result of, or immediately following, such advance; and

(m)

the Lender shall have received such other documents and assurances as it may reasonably request.

3.2

Discretion of the Lender

The making of the advance hereunder by the Lender, either before or after the fulfilment of all above applicable conditions, will not constitute an approval, acceptance or waiver by the Lender of any covenant, condition, Default or Event of Default.

ARTICLE 4
SECURITY

4.1

Security Documents

As general and continuing collateral security for the due payment and performance of the Obligations, the Borrower shall deliver, or cause to be delivered, to the Lender on or before the Closing Date all of the following agreements and other instruments creating in favour of the Lender, a first-priority Lien (subject only to (i) the Priority Claims and (ii) the CWB Security to the extent set forth in the Priorities Agreement and the RBC Cash Collateral Security, as applicable) mortgage and charge on, and security interest in, all property, assets and undertakings of the Borrower of whatsoever nature or kind and wherever situate, both real and personal, present and future, including the following agreements and other instruments (all of which shall be in form and substance satisfactory to the Lender acting reasonably):

(a)

a general security agreement (a "General Security Agreement") granted by the Borrower and each other Obligor, charging as and by way of a fixed and floating charge and security interest in all property and assets of the applicable Obligor of whatsoever nature or kind and wherever situate, both real and personal, present and future, and all proceeds from any of the foregoing;

(b)

a securities pledge agreement granted by the Borrower in respect of all Capital Stock legally or beneficially owned by the Borrower in HPL, an undated share transfer and power of attorney from the Borrower in favour of the Lender with respect to such pledge of Capital Stock, and all original share certificates representing such Capital Stock;

(c)

a negative pledge and undertaking granted by the Borrower and each other Obligor to provide fixed charged security over any additional real property, fixtures and associated tangible assets of the applicable Obligor (excluding the Suncor Subleases), including any mineral rights, in the Lender's sole discretion;

(d)

an environmental certificate and indemnity from the Borrower and each other Obligor, indemnifying the Lender against any losses incurred as a result of hazardous waste, other reclamation, and any other environmental problems related to the assets and properties of the Borrower and each other Obligor and Obligor Subsidiary, such indemnification to survive the SSCD Credit Facility Maturity Date and the Converted Term Loan Maturity Date, as applicable, and repayment of the Credit Facilities; and

(e)

such other consents, waivers, acknowledgements, postponements, subordinations, standstills, assignments, security agreements, control agreements and other documents as the Lender shall, acting reasonably, required in order to give effect to any of the foregoing and its desired first-priority (subject only to (i) the Priority Claims and (ii) the CWB Security to the extent set forth in the Priorities Agreement and the RBC Cash Collateral Security, as applicable) security position and the registration thereof.

The Borrower shall include or cause to be included in the fixed and floating charges created by the General Security Agreement (as a first fixed and floating mortgage and charge, subject only to (i) the Priority Claims and (ii) the CWB Security to the extent set forth in the Priorities Agreement and the RBC Cash Collateral Security, as applicable), without limitation, the Specified Material Authorizations and any metallic and industrial mineral leases and metallic and industrial mineral leases hereafter acquired by it, and shall cause legal opinions (satisfactory in form and substance to the Lender acting reasonably) in respect of such supplemental security to be delivered to the Lender in respect of the validity and enforceability thereof, and registration and perfection of the Liens created thereby.

4.2

Security Effective Notwithstanding Date of Advance

The Liens constituted or created under any of the Security Documents shall be effective and the undertakings in the Loan Documents in respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Liens or before or after or upon the date of execution of this Agreement.  The Security shall not be affected by any payments on the Loans or by the balance of the Loans fluctuating from time to time, but shall constitute continuing security to the Lender for the Obligations from time to time.  The attachment of the security interest under any Security Document shall not be postponed.

4.3

Acts and Omissions

No act or omission of the Lender with respect to any Security shall in any way prejudice or affect the rights, remedies or powers of the Lender against any Obligor or with respect to any Security and shall not discharge or in any way lessen or limit the liability of any Obligor to the Lender.

4.4

Further Assurances

Each Obligor shall execute and deliver to the Lender such other, additional or supplemental Loan Documents as the Lender may at any time or from time to time hereafter reasonably request, in each case, within a reasonable time after the request therefor by the Lender, and in each case in form and substance satisfactory to the Lender acting reasonably.  Each Obligor shall take such action and execute and deliver to the Lender such agreements, conveyances, deeds and other documents and instruments as the Lender shall reasonably request, and register, file or record the same (or a notice or financing statement or other registration in respect thereof) in all offices where such registration, filing or recording is, in the opinion of the Lender or Lender's Counsel acting reasonably, necessary or advisable to constitute, perfect and maintain the Security in all jurisdictions reasonably required by the Lender, subject only to Permitted Liens and Permitted Encumbrances, in each case within a reasonable time after the request therefor by the Lender, and in each case in form and substance satisfactory to the Lender acting reasonably.  The Borrower shall cause to be delivered to the Lender the opinions of the Obligor's Counsel in form and substance satisfactory to the Lender, acting reasonably, as to the validity, due authorization and enforceability of the Loan Documents and the security interests provided for therein, and any other opinions reasonably required by Lender, all subject to any reasonable qualifications and exceptions set out in such opinions.

4.5

Insurance

The Obligors shall keep, or cause to be kept, all of the Property of each Obligor insured with reputable insurers, in amounts not less than the Replacement Cost thereof and against such risks as are normally carried by comparable Persons engaged in comparable businesses, including business interruption insurance, such insurance policies to show, subject to the Priorities Agreement, the Lender as a first loss payee thereof in accordance with the Lender's interests in the Security, including a standard mortgage clause and a stated amount co-insurance clause acceptable to the Lender acting reasonably with respect to all Inventory as well as all owned real property.  The Obligors shall maintain public liability insurance in such amounts and against such risks as are normally carried by comparable Persons engaged in comparable businesses.  Upon written request, the Borrower shall provide the Lender with certificates of insurance or endorsements (with the customary assurances by the Obligors' brokers or insurers that the Lender shall be provided with thirty (30) days' prior written notice of any amendment, supplement, addition, renewal, suspension, rescission, cancellation or termination of any such policies) relating to the insurance required to be maintained under this Section 4.5 and, upon reasonable request of the Lender, furnish or cause to be furnished to the Lender evidence of the maintenance of all such insurance reasonably satisfactory to the Lender.  Except as otherwise provided in the applicable insurance policies or except as otherwise required by the terms of any Permitted Liens, in respect of any such property, any proceeds of insurance arising out of any occurrence shall be used for the purposes of repairing, rebuilding or replacing any such property so damaged or destroyed (unless there is a Default which continues or an Event of Default which is continuing, in which case the application of such proceeds of insurance to the repairing, rebuilding or replacing any such property so damaged or destroyed shall be subject to the prior written consent of the Lender which may not be unreasonably withheld or delayed).  In the case of the repairing, rebuilding or replacing of any such property so damaged or destroyed, the Lender hereby releases its interest in any such insurance for such purposes and shall pay to the owner of such property all insurance proceeds received by it in respect of any such damage or destruction.  The Lender shall be added as a named insured under insurance policies regarding liability insurance policies maintained by any Obligor.  The amount for which any insurance is obtained shall not be deemed an admission by the Lender as to the value of the property insured. Provided, notwithstanding anything hereinbefore contained in this Section 4.5 to the contrary, if within thirty (30) days following the date of receipt of the applicable insurance proceeds the Borrower elects not to repair, rebuild or replace any property so damaged or destroyed, then, subject to the rights of the holder or owner of any Permitted Liens, to such proceeds of insurance, the Borrower shall pay the amount of such proceeds of insurance (or the balance thereof after payment required pursuant to any Permitted Liens) to the Lender for the purposes of the repayment of the Loans in accordance with the provisions hereof.

4.6

Discharge

At the written request of the Borrower, the Lender will execute and deliver and cause to be executed and delivered to the Borrower within a reasonable period of time all instruments necessary to discharge, release or terminate the Security, at the sole cost and expense of the Borrower, upon:

(a)

indefeasible payment and satisfaction in full of all Obligations of the Obligors (including reasonable legal fees and disbursements of Lender's Counsel relating to such discharge); and

(b)

termination of any further obligation of the Lender to make the Credit Facilities or any portion thereof available.

4.7

Holder of the Security

The Lender may designate any Person to which the Security Documents (or some of them) shall be issued and held for the benefit of the Lender.

4.8

Rateable Security

The Obligations shall be secured equally and rateably by the Security, on a pari passu basis.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1

Representations and Warranties of the Obligors

Each of the Obligors represents and warrants to the Lender as follows and acknowledges and confirms that the Lender is relying on such representations and warranties in entering into this Agreement and which representations and warranties are deemed to be repeated on each day during the term hereof:

(a)

Status.  Each Obligor is a corporation duly incorporated, or a partnership duly formed, organized and subsisting under the laws of its jurisdiction of organization, and has all requisite power and authority to own or lease its assets and to carry on its business as such business is presently carried on or proposed to be carried on and is duly qualified and authorized to carry on business wherever the nature of its assets or activities requires such qualification or authorization.

(b)

Material Authorizations.  Each Obligor has obtained all Material Authorizations and all such Material Authorizations are valid and subsisting and in full force and effect and not subject to any threatened or pending cancellation, penalty, revocation, withdrawal or Litigation.  Except for the Suncor Sublease, neither the Borrower nor any other Obligor nor Obligor Subsidiary have assigned, encumbered or subleased any of the Material Authorizations.  All Material Authorizations existing on the Closing Date relating to the Mineral Property are set forth in Schedule A under the heading "Specified Material Authorizations".  Neither the Borrower nor any other Obligor nor Obligor Subsidiary owns or otherwise holds any other approvals, leases, quotas, permits, licenses or authorizations relating to the Mineral Property other than those owned or held by the Borrower as at the date hereof and set forth in Schedule A under the heading "Specified Material Authorizations".  The Borrower possesses all of the Material Authorizations necessary or advisable to exploit, extract and market all of the Products evaluated in the Existing Reserve Report.

(c)

Authority of the Obligors.  Each of the Obligors has full power, authority and legal right to incur the Obligations on the terms and conditions set out in the Loan Documents to which it is a party and has full power, authority and legal right to execute and deliver the Loan Documents to which it is a party and to do all such acts and things as are required to be done, observed and performed in accordance with the terms hereof and thereof.

(d)

Action of the Obligors.  All necessary action on the part of each Obligor has been taken to authorize the execution and delivery of the Loan Documents to which it is a party, and to observe and perform (except for the Post-Closing Shareholder Approval) the provisions of each in accordance with its terms.

(e)

Enforceability.  Each of the Loan Documents constitutes, or upon execution and delivery will constitute, a valid and binding obligation of the Obligor which is a party thereto, enforceable against it in accordance with its terms, except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and subject to any applicable bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement, winding-up and other similar laws of general application affecting the enforcement of creditors' rights generally.

(f)

Execution, Delivery and Compliance by Obligors.  The execution and delivery of the Loan Documents, the observance and performance of the provisions of each, do not and will not violate any Applicable Law, will not require any approval or consent of any Governmental Body (except those that have been obtained), do not conflict with or contravene the Constating Documents of any Obligor or, subject to the provisions hereinafter set out, the provisions of any other agreement, instrument or arrangement to which any Obligor is a party or by which any Obligor is, or its assets are, or may be, bound (other than consents which have been obtained or the failure to obtain which will not have, singly or in the aggregate, a material adverse effect) or constitute a default thereunder or result thereunder in the creation or imposition of any Lien upon any of the assets of any Obligor, other than in favour of the Lender and, without limiting the generality of the foregoing, shall not result in or permit the acceleration of the maturity of any Indebtedness of any Obligor.

(g)

No Consents Required.  Except for press releases and notices required under applicable securities legislation and excluding the Shareholder Approval the Borrower has the obligation to obtain after the Closing Date as provided for in Section 2(a)(ii) of the Senior Secured Convertible Debenture (the "Post-Closing Shareholder Approval"), no action of, approval, authorization, consent or order of, and no designation, filing, further registration, qualification or recording with any Governmental Body is required to authorize or is otherwise required in connection with or for the execution, delivery or performance of any Obligor of this Agreement or the provisions of any other Loan Document, except as already obtained or as may be required for the registration or filing of the Security Documents.

(h)

Work Orders and Use.  No work orders, directions or notices, the non-compliance with which would reasonably be expected to result in a Material Adverse Change, have been issued and remain outstanding or threatened by any Governmental Body pursuant to any Applicable Law relating to any Property or to the business of any Obligor.  No Obligor has received any notification from any Governmental Body or Person that has not been satisfied which required any work, repairs, remediation, construction, development or capital expenditures to be made in respect of any of the Property or any part thereof, as a condition of the continued compliance with any Material Contract or any Applicable Law, that, if not satisfied, would reasonably be expected to result in a Material Adverse Change.  Each of the Mortgaged Properties and their existing and prior uses (and where prior uses relate to a period wherein the Borrower did not own the Mortgaged Property this representation is made as to the Borrower's knowledge) comply with, and at all material times have complied with, and no Obligor is in violation of, or has violated, any Applicable Law in connection with the ownership, use, maintenance, construction, development, occupation or operation of, or access to, the Mortgaged Properties, except to the extent that such violation would not cause a Material Adverse Change.

(i)

Financial Statements.  The Financial Statements submitted to the Lender, are true and fair, correct and complete in all material respects and have been prepared in accordance with GAAP and fairly, completely and accurately present in all material respects the financial condition of each Obligor and the financial information presented therein for the period and as at the date thereof.  Since the date of such Financial Statements no Material Adverse Change has occurred.  The Financial Statements of the Obligors furnished to the Lender do not contain any material misstatement of fact, nor do they omit to state a material fact required to make any statement contained therein not untrue or misleading.

(j)

Accounting Controls.  Each Obligor maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)

transactions are executed in accordance with management's general or specific authorizations,

(ii)

transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability,

(iii)

access to assets is permitted only in accordance with management's general or specific authorization, and

(iv)

the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(k)

No Litigation.  Except as set out in Schedule A under the heading "Pending or Threatened Litigation", there is no Litigation against or involving any Obligor or any Obligor Subsidiary (whether in progress or, to the best of the knowledge of any Obligor, threatened) which, if determined adversely to such Person, would constitute a Material Adverse Change; to the best of the knowledge of any Obligor, no event has occurred which would be reasonably expected to give rise to Litigation against or involving any Obligor or any Obligor Subsidiary which purports to affect the legality, validity and enforceability of any Loan Document; no event has occurred which might give rise to any proceedings and there is no judgment, decree, injunction, rule, award of any Governmental Body outstanding against any Obligor or any Obligor Subsidiary which in each case constitutes or may constitute a Material Adverse Change.  All pending or threatened Litigation as at the date hereof has, to the extent not fully indemnified by insurance, been adequately reserved for in the books of the Obligor or Obligor Subsidiary in question and the amount of adequate reserves is set out in Schedule A under the heading "Pending or Threatened Litigation".

(l)

No Default.  No Obligor nor any Obligor Subsidiary is in default or breach under any Material Contract or any Applicable Law except to the extent that such default or breach would not result in a Material Adverse Change; and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default or breach; and there is no Litigation in progress, pending or, to the best of the knowledge of the Obligor, threatened which may result in the revocation, cancellation, suspension, termination or any adverse modification of any Material Contract.

(m)

Material Contracts.  All Material Contracts (except the Loan Documents and the Material Authorizations) of each Obligor and each Obligor Subsidiary as at the date hereof are listed in Schedule A under the heading "Material Contracts".  Each Obligor and each Obligor Subsidiary is in compliance with, and no Obligor nor any Obligor Subsidiary is in breach of, or is reasonably expected to be in breach of, any of its obligations under any Material Contract existing on the date hereof.

(n)

Subsidiaries.  The Borrower does not have any Subsidiaries other than the Fort McKay JV, HPL, Dawson Bay and Muskeg Valley.  The Borrower does not have any Material Subsidiaries; Dawson Bay and Muskeg Valley do not own any assets, and the only assets owned by HPL and the Fort McKay JV are the rights arising under the Fort McKay JVA.  The Borrower legally and beneficially owns 49% of the outstanding Capital Stock of HPL and the Borrower has a 49% undivided interest in the Fort McKay JV.  Except for the Senior Secured Convertible Debenture and the Subordinated Convertible Debentures, there are no securities issued by any Obligor which are convertible into shares or units or any subscription rights, warrants or options in respect of shares or units or other securities convertible into shares or units of any Subsidiary.

(o)

Inter-company Indebtedness.  There is no Indebtedness owing by the Borrower, HPL or the Fort McKay JV to each other.

(p)

Title to Properties.  Except for Permitted Encumbrances and Permitted Liens, each Obligor has good and indefeasible title to its Properties, including the Mortgaged Properties), and including the properties and assets reflected in the Financial Statements, free and clear of any Liens.  Except for the Leased and Rented Property, the Borrower is the sole legal and beneficial owner of the Mineral Property.  No Person other than the Borrower has any right or option to acquire or develop any of the Mineral Property.  The Borrower is not aware of any aboriginal or other claims to or in respect of any of the Mortgaged Properties.

(q)

Intellectual Property.  Any and all interests of the Obligors and the Obligor Subsidiaries in any and all Intellectual Property as at the date hereof are accurately described and listed by entity, with any and all registration particulars, on Schedule A hereto under the heading "Intellectual Property". As of the date hereof, no Intellectual Property is owned by or licensed to any Obligor or any Obligor Subsidiary except as listed in such Schedule.  Each Obligor and each Obligor Subsidiary owns (or licenses) and possesses (as the case may be) all Intellectual Property as it considers materially necessary for the conduct of its business as now conducted without, individually or in the aggregate, any infringement upon rights of other Persons and free of any adverse claim, in each case except as would not reasonably be expected to result in a Material Adverse Change, and except as expressly provided in Schedule A under the heading "Intellectual Property" there is no individual item of Intellectual Property the loss of which could reasonably be expected to result in a Material Adverse Change. Except as would not result in a Material Adverse Change, all licences of material Intellectual Property are in good standing and all material Intellectual Property has been registered in all public offices where it is desirable to do so in order to protect the interest therein.  Neither any Obligor nor any Obligor Subsidiary has granted any licence or sub-licence of any Intellectual Property owned by or licensed to it, except in the ordinary course of business and on terms which would not result in a Material Adverse Change.

(r)

Environmental and Safety Matters.  Except as set out in Schedule A under the heading "Environmental and Safety Matters" or as may occur after the Closing Date (in respect of which disclosure shall be made to the Lender by the Obligors in accordance with Section 6.1(l)(iv)):

(i)

each Obligor, each Obligor Subsidiary and the Property and operations of each of them, comply in all respects with all applicable Environmental and Safety Laws, except to the extent that failure to do so would not reasonably be expected to result in a Material Adverse Change,

(ii)

neither any Obligor nor any Obligor Subsidiary is subject to, nor has any Obligor or Obligor Subsidiary received any notice of any claim, action, suit or proceeding against or affecting it, or any of the Property or operations of any of them, relating to Environmental and Safety Laws (including any environmental protection order or enforcement order) or to the release or existence of Hazardous Substances on any property or in the environment and, to the best of the knowledge of such Obligor, no such claim, action, suit or proceeding exists; nor is there any judicial or administrative proceeding pending or threatened against, or which may affect, any of them, or any of the Property or operations of any of them alleging any violation of any of the Environmental and Safety Laws of any jurisdiction; nor is any Obligor aware of any facts which would reasonably be expected to give rise to any such claim or that may lead to a claim or order for clean-up costs, remedial work, reclamation, conservation, damage to natural resources or personal injury, or that may lead to the issuance of a stop-work order, environmental protection order, enforcement order, suspension order, control order, prevention order, or clean-up order, or any grounds on which any such judicial or administrative proceeding of a material nature might be commenced; nor, to the best of its knowledge, is any Obligor or any Obligor Subsidiary, or any of the Property or operations of any of them the subject of any investigation, evaluation, audit or review by any Governmental Body to determine whether any violation of any of the Environmental and Safety Laws of any jurisdiction has occurred or is occurring or whether any remedial action is needed in connection with an Environmental Activity or other operations on or in relation to the Quarries except for compliance investigations conducted in the normal course by Governmental Bodies,

(iii)

neither any Obligor nor any Obligor Subsidiary has given or filed any notice under any Environmental and Safety Laws with respect to its past or present Environmental Activity, nor is any of them aware of any liability of such entity pursuant to any Environmental Activity,

(iv)

neither any Obligor nor any Obligor Subsidiary has disposed of any Hazardous Substance except in compliance with all Environmental and Safety Laws,

(v)

to the best of its knowledge, no Hazardous Substance has been stored on (or to the best knowledge of any Obligor, in close proximity to), nor is there currently any Hazardous Substance on (or to the best knowledge of any Obligor, in close proximity to), any of the Mortgaged Properties, except in each case with respect to those which the Borrower or any other Obligor would not reasonably be expected to incur expenses in an amount greater than Fifty Thousand Dollars ($50,000) either individually or in the aggregate if the Borrower or any such Obligor were required to dispose of such Hazardous Substance or remediate such Mortgaged Properties or other properties,

(vi)

to the best knowledge of each Obligor, no condition exists as to any premises contiguous or in close proximity to any of the Mortgaged Properties, which, if such condition applied to any Mortgaged Properties, would require a qualification to the representation and warranties in this Section 5.1(s),

(vii)

each Obligor and each Obligor Subsidiary has created, properly organized and maintained all documentation and records concerning Environmental Activities and other matters as required by Environmental and Safety Laws,

(viii)

each Obligor and each Obligor Subsidiary has obtained and continues to hold all approvals, permits, licenses, consents, certificates of variance, certificates of qualification and other authorizations which are necessary or advisable under Environmental and Safety Laws, other than those which the failure to obtain and maintain would not have, singly or in the aggregate, a material adverse effect,

(ix)

each Obligor has provided to the Lender any inquiry, investigation or report in its possession or control concerning the compliance of any of the Properties and the operations of any Obligor or Obligor Subsidiary with Environmental and Safety Laws,

(x)

no Obligor is aware of any of its predecessors in title to any of its respective Properties or the Properties of any Obligor Subsidiary being the subject of any claim, order, violation or proceeding referred to in clause (ii), or any federal, provincial, state, local or foreign review, audit or investigation which may lead to a proceeding referred to in clause (ii),

(xi)

none of the property of any Obligor or any Obligor Subsidiary, on the date hereof (or could reasonably be expected to be, based on information known to such Obligor on the date hereof) designated as a "contaminated site" or has an equivalent designation under Environmental and Safety Laws,

(xii)

neither any Obligor nor any Obligor Subsidiary is subject to any abandonment or reclamation order or direction from the Alberta Energy and Utilities Board, the Surface Rights Board or the Alberta Natural Resources Conservation Board or equivalent agency to any of the foregoing in any other jurisdiction, other than ordinary course reclamation obligations pursuant to the lease terms to which it is subject,

(xiii)

none of the Obligors is aware of any of their respective properties or any properties of any Obligor Subsidiary ever having been the subject of any non-compliance with any Environmental and Safety Law, the breach of which may have, singly or in the aggregate, a material adverse effect, or any order referred to above, or any proceeding of the nature referred to above, or any review, audit or investigation of the nature referred to above, or any designation of the nature referred to above, or any action, suit, claim or proceeding of the nature referred to above,

(xiv)

none of the Obligors is aware of any Person which is acting or has acted on their behalf for which any Obligor or any Obligor Subsidiary could have any material liability under Environmental and Safety Laws,

(xv)

each Obligor and each Obligor Subsidiary has deposited all amounts required (and in the form required) by any Governmental Body to be deposited by it, as well as all such amounts that could reasonably be expected to be required by any Governmental Body to be deposited by it within one (1) calendar year following the Closing Date, with such Governmental Body pursuant to all Applicable Laws (including Environmental and Safety Laws) and Environmental Activity of such Obligor.

(s)

Environmental Disclosure.  Neither any Obligor nor any Obligor Subsidiary  has any material contingent liability of which any Obligor has knowledge in connection with any release of any Hazardous Substances into the environment, and no Hazardous Substances have been released on their real property (whether by any such Obligor or Obligor Subsidiary or any predecessor in title), or now exist thereon, in a manner contrary to Environmental and Safety Laws; neither any Obligor nor any Obligor Subsidiary directly or indirectly generates, transports, handles, treats, stores, recycles or disposes of Hazardous Substances in contravention of any Environmental and Safety Laws. The aggregate environmental, abandonment and reclamation liabilities, expenses and obligations of all Obligors and Obligor Subsidiaries are not expected to exceed One Million Dollars ($1,000,000) during the term of this Agreement.

(t)

Environmental and Safety Risk Management.  Each Obligor and each Obligor Subsidiary has implemented and is now maintaining, as would a prudent quarry operator in Western Canada, a periodic program for proper environmental and safety risk management, including allocating sufficient officers and employees and officer/employee time to environmental and safety matters, developing employee expertise and safety awareness, conducting training exercises, carrying out site inspections and audits, developing contingency plans, developing and predetermining a prompt and effective emergency response, maintaining awareness of Environmental and Safety Laws, industry standards, policies and initiatives, evaluating contractors, prospective tenants or purchasers of its property, and maintaining pollution prevention and safety systems and policies and enforcing compliance therewith.

(u)

No Default.  To the best of the knowledge of each Obligor, no event exists with respect to any Obligor or any Obligor Subsidiary which would constitute a Default or an Event of Default or which, with the passage of time, giving of notice or both, would constitute a Default hereunder or under any Material Contract.

(v)

Locations of Assets and Places of Business.  All of the Property in which a security interest is to be granted in favour of the Lender pursuant to the Security is situated at the locations set out in Schedule A under the heading "Location of Property and Places of Business" on the Closing Date.  Such schedule contains a complete and accurate description of all Inventory as at the date hereof of each Obligor and each Obligor Subsidiary under the heading "Inventory", including the aggregate value of such Inventory at the Quarry Sites as well as the intended purchasers of such Inventory.  As at the date hereof neither any Obligor nor any Obligor Subsidiary has any place of business other than at the locations set out in such Schedule.  The chief executive office and the principal place of business of each Obligor and each Obligor Subsidiary (within the meaning of the PPSA) and each of their respective registered offices is located as set out on such Schedule.

(w)

Receivables.

(i)

All Receivables are bona fide Receivables owing to the Borrower, other than an allowance for bad debts which is not material and which is customary in the industry of the Borrower.  None of the Receivables have been assigned, transferred, sold, discounted, factored, mortgaged, hypothecated or otherwise disposed of, secured or encumbered, nor are they subject to any other right in favour of any other Person other than Permitted Liens;

(ii)

The Receivables are valid and enforceable, are unconditionally due and owing to the Borrower, do not relate to any pre-billing or sales on a cash basis or other form of sale on approval or a guaranteed sale and to the knowledge of the Obligor, are not subject to any defence, set-off, trade dispute, counterclaim or other dilutive factor;

(iii)

All of the work and services performed and goods supplied under any contract or agreement (oral or written) giving rise to any Receivable has been fully performed or supplied to acceptable industry standards, as required by Applicable Law and by the terms (whether express or implied) of any such contract or agreement in respect thereof, to the satisfaction of the applicable purchaser of such work or services and legal and proper delivery has been made to and accepted by such purchaser;

(iv)

All of the reports to be provided to the Lender hereunder concerning Receivables shall be true, complete, up to date and accurate as at the date thereof; and

(v)

All Receivables are deposited in the Existing Accounts prior to the payment of any Sales Commissions.

(x)

Sales Commissions.  Other than payments by the Borrower to (i) HPL or Fort McKay pursuant to the Fort McKay JVA and (ii) Kenneth Richardson pursuant to the Richardson Royalty Agreements, no Obligor or Obligor Subsidiary pays any Sales Commissions to any Person.

(y)

Inventory.

(i)

The Inventory is unconditionally owned by the Borrower, is not held in trust or for the benefit of any other Person and has not been sold, leased, rented, loaned, consigned, on bailment, on bill and hold, or mortgaged, hypothecated or otherwise encumbered or subject to any rights or claims of any other Person whatsoever, other than Permitted Liens and Permitted Encumbrances.

(ii)

The Inventory is not subject to any restriction whatsoever restricting sale or liquidation of any such Inventory and no permit, license or other governmental authorization or consent is required to be held and/or maintained to sell or liquidate any such Inventory.

(iii)

The Borrower's inventory system is capable of providing true, complete, up to date and accurate reporting and tracking of all of the Borrower's Inventory.

(z)

Full Disclosure.  None of the information and material delivered to the Lender by or on behalf of any Obligor or any Obligor Subsidiary contains any untrue statement of a material fact or has omitted a material fact necessary to make the statements contained therein not misleading, and all such statements, taken as a whole, together with this Agreement, do not contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein or therein not misleading, and, to the best of each Obligor's knowledge, there is no fact which such Obligor has not disclosed to the Lender in writing which constitutes, or so far any Obligor can now reasonably foresee, will constitute, a Material Adverse Change.

(aa)

Undisclosed Liabilities.  Neither any Obligor nor any Obligor Subsidiary has any liabilities (whether accrued, absolute, contingent or otherwise) of any kind except as set out in the Financial Statements and except liabilities incurred in the ordinary course of business since the date of the most recent financial statements which are not inconsistent with good industry practice and are not material in the aggregate. There are no material contingent liabilities except those (if any) which have been fully deducted as liabilities on the balance sheets in the Financial Statements or adequately disclosed in the notes to the Financial Statements.

(bb)

Reporting Issuer and Exchange Listing.  The common shares of the Borrower are listed on each of (i) the Toronto Stock Exchange and (ii) the American Stock Exchange, and the Borrower is a reporting issuer in good standing in each of the jurisdictions in which it is a reporting issuer, or its equivalent.  Other than as described in the preceding sentence, none of the Equity Securities of any Obligor or any Obligor Subsidiary is listed on any other stock, commodities or similar exchange as at the date hereof.

(cc)

Taxes and Priority Claims.  Each Obligor and each Obligor Subsidiary has:

(i)

timely delivered or caused to be timely delivered all required income tax returns, sales, property, franchise and value-added tax returns and other tax returns to the appropriate Governmental Body,

(ii)

withheld and collected all Taxes required to be withheld and collected by such Person and remitted such Taxes when due to the appropriate Governmental Body, and no assessment, appeal or claim is, to the best of the knowledge and belief of each of the Borrower and its Subsidiaries, being asserted or processed with respect to such claim, Taxes or obligations, and

(iii)

paid any and all Priority Claims when due, the failure of which could result in a Lien against any part of any Obligor's or any Obligor Subsidiary's Property.

(dd)

Pension Plans.  All pension plans created by any Obligor or any Obligor Subsidiary for any employees thereof are duly registered where required by, and are in good standing under, Applicable Law, and all required contributions under such plans have been made and such plans are funded in accordance with the rules of the applicable plans and Applicable Law and, except as disclosed in the Financial Statements, no funding deficiency or funding liabilities exist thereunder.

(ee)

Insurance.  Each Obligor and each Obligor Subsidiary is in compliance with, and has not breached any of its obligations under, any of its policies of insurance and has insured with good and responsible insurance companies all of its Property of an insurable nature against fire and other casualties in the same manner and to the same extent as such insurance is carried by prudent Persons carrying on a similar business and owning similar property, and maintains with good and responsible insurance corporations adequate insurance under all applicable worker's compensation laws, in the same manner and to the same extent as such insurance is carried by prudent Persons carrying on similar business and owning similar property.

(ff)

Solvency.  Neither any Obligor nor any Obligor Subsidiary is an Insolvent Person or will become an Insolvent Person as a result of the advance under the Credit Facilities or the execution, delivery or performance of any of the Loan Documents.  Neither any Obligor nor any Obligor Subsidiary has committed an act of bankruptcy or insolvency.  Neither any Obligor nor any Obligor Subsidiary is subject to any Insolvency Proceedings.

(gg)

Benefit to Guarantors.  Each Guarantor is receiving a direct and indirect benefit as a result of the advance under the Credit Facilities and the Loans and its Guarantee of such Loans; each Guarantor is a direct or indirect Subsidiary of the Borrower; the giving by each Guarantor of its Guarantee as provided for herein is necessary and convenient to the conduct, promotion and attainment of the business of each Guarantor and the Borrower; after giving effect to such Guarantee and the contingent obligations evidenced thereby each Guarantor is, and will be, solvent; and except as expressly set forth in the Loan Documents, neither the Lender nor any officer, employee, agent, attorney or other representative of the Lender has made any representation, warranty or statement to the undersigned to induce it to execute such Guarantee.

(hh)

Non-Arm's Length Transactions.  Since the date of the most recent Financial Statements, neither any Obligor nor any Obligor Subsidiary has entered into any transaction or agreements with any Affiliate or any other Person not at arms length with such Person.

(ii)

Financial Assistance.  Neither any Obligor nor any Obligor Subsidiary has provided any Guarantee or other financial assistance, either directly or indirectly, by means of a loan, guarantee, provision of security or otherwise to any Person.

(jj)

Work Stoppages.  There is not currently any, nor any Obligor aware of any pending, work stoppages or strikes involving the employees of any Obligor or any Obligor Subsidiary.  None of the employees of any Obligor or any Obligor Subsidiary is a member of a union or otherwise subject to a collective bargaining agreement.

(kk)

Capital Property and Serial Number Equipment.  All material capital property owned, rented or leased by any Obligor or any Obligor Subsidiary is set forth in Schedule A under the heading "Material Capital Property and Serial Number Equipment".  All Serial Number Goods owned, rented or leased by any Obligor or any Obligor Subsidiary with a value in excess of One Hundred Thousand Dollars ($100,000) is set forth in the same such Schedule under the heading "Material Capital Property and Serial Number Equipment".

(ll)

Material Expenditures and Financial Commitments.  Neither any Obligor nor any Obligor Subsidiary has any obligation to make any material expenditure (including with respect to any construction or development plan under any Material Authorization) or otherwise has any material financial commitments except for the repayment of the CWB Credit Facility, as set forth in Schedule A under the heading "Material Expenditures and Financial Commitments", and as expressly provided for in the Material Contracts.

(mm)

Production Payment Transactions.  Neither any Obligor nor any Obligor Subsidiary has entered into or is otherwise subject to any Production Payment Transaction.

(nn)

Letters of Credit.  All letters of credit (documentary, standby or otherwise and including letters of credit issued for the purpose of supporting workers' compensation and environmental liability obligations, obligations to insurers, obligations with respect to Capital Leases or operating leases, and performance, payment, deposit or surety obligations) issued on behalf of any Obligor or any Obligor Subsidiary as at the date hereof (the "Existing Letters of Credit"), and the amount, expiry, termination and other material terms thereof, are set forth in Schedule A under the heading "Letters of Credit".

(oo)

Incentive Payments, Cost Savings and Penalties.  No incentive payments, cost savings, penalties or similar obligations have accrued or are payable by any Obligor or any Obligor Subsidiary to any Person pursuant to any agreement between any Obligor or any Obligor Subsidiary and any other Person, except those which have been disclosed as accrued liabilities in the most recent Financial Statements delivered to the Lender in accordance with the terms hereof.

(pp)

Equipment Warranties.  To the best knowledge of each Obligor, all warranties and guarantees relating to all Material Capital Property and Equipment are valid and enforceable and neither the Borrower nor any of its Subsidiaries has taken any action (or omitted to take any action) which could reasonably be expected to invalidate or make unenforceable such warranties or guarantees.

(qq)

Cash Collateral Accounts.  As at the date hereof the RBC Cash Collateral is the only amount or security required or held by RBC to secure the payment of any of the RBC Obligations; the CWB Cash Collateral is, together with the CWB GSA, the only amount or security required or held by CWB to secure the payment of any of the CWB Obligations.

(rr)

Accounts.  As at the date hereof neither the Borrower nor any other Obligor has any other depository, cash collateral or other accounts or holdings at any financial institution except for the Existing Accounts.  The Borrower is the only Person entitled to make withdrawals from the Existing Accounts.

(ss)

Liens.  Other than the Security, the RBC Security and the CWB Security, the list of Liens set forth in Schedule "A" hereto under the heading "Existing Liens", is a complete and accurate list as of the Closing Date of all Liens on the Property of any Obligor or any Obligor Subsidiary securing Indebtedness in an outstanding principal amount in excess of, singly or in the aggregate, Twenty-Five Thousand Dollars ($25,000), with Schedule "A" showing as of the Closing Date the lienholder thereof, the principal amount of the obligations secured thereby and the property or assets of such Obligor or Obligor Subsidiary subject thereto.

(tt)

Co-Development Agreement Lands.  The lands described in Schedule A under the heading "Overlapping Lands" are the only lands comprising part of the Quarry Sites and the New Mineral Permits Site in respect of which any counterparty under any Co-Development Agreement (or similar agreement or arrangement with the Borrower) holds any oil sands leases.

(uu)

RBC Obligations.  The only RBC Obligations owing by the Borrower to RBC are those respecting the Existing RBC L/C and the RBC Cash Collateral Security, and without limiting the generality of the foregoing all other RBC Obligations have been fully and finally repaid in full, including without limitation all liabilities, obligations and indebtedness arising in connection with the Cdn. $5,000,000 revolving lease line of credit previously established by RBC in favour of the Borrower, and the only Lien currently granted in favor of RBC by the Borrower is the RBC Cash Collateral Security.  The RBC Acknowledgement is true and accurate in all respects.

(vv)

CWB Obligations.  The CWB Obligations are not in excess of $6,030,000 as at December 18, 2007.

(ww)

Subordinated Convertible Debentures.  Neither the execution, delivery and performance of the Loan Documents nor the completion of the transactions contemplated thereby (including the issuance of any Debenture Shares upon any conversion or redemption of the Senior Secured Convertible Debenture) will give rise to any right of:

(i)

termination, modification, purchase or sale (other than by way of redemption) to the holders of the Subordinated Convertible Debentures; or

(ii)

redemption to the holders of Subordinated Convertible Debentures, or constitute a "Change of Control" (as defined therein) unless, upon any such conversion or redemption of the Senior Secured Convertible Debentures, the holder thereof would acquire beneficial ownership of Common Shares entitling the holder to exercise more than 50% of the total voting power of all Common Shares entitled to vote generally in elections of directors of the Borrower.

(xx)

Valid Issuance of Debenture Shares.  The Borrower has duly and validly reserved a sufficient number of Debenture Shares for issuance upon any conversion or redemption of the Senior Secured Convertible Debenture, in accordance with the terms thereof.  All Debenture Shares, when issued and delivered in accordance with the provisions of the Senior Secured Convertible Debenture, will be duly and validly issued as fully paid and non-assessable securities in the capital of the Borrower, free and clear of any Liens.

(yy)

Capitalization.  As of the date hereof:

(i)

the authorized capital of the Borrower consists of an unlimited number of Common Shares, an unlimited number of preferred shares (issuable in series) and an unlimited number of non-voting shares, of which there are 84,180,737 Common Shares outstanding;

(ii)

there are no Convertible Securities issued and outstanding except for: (A) the Subordinated Convertible Debentures and the Senior Secured Convertible Debenture;

(iii)

the Borrower has approved (A) a stock option plan providing for the issuance of up to 10% of the Common Shares of the Borrower outstanding from time to time, under which 6,717,563 options to purchase Common Shares are outstanding;

(iv)

all issued and outstanding securities of the Borrower have been duly authorized and validly issued, are fully paid and non-assessable, were issued in compliance with all Applicable Securities Laws, and were not issued in violation of, or subject to, any preemptive, subscription or other similar rights of any person;

(v)

all Common Shares issuable upon exercise of the outstanding Convertible Securities in accordance with their terms, upon issuance, will be validly issued as fully paid and non-assessable;

(vi)

the Borrower is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Capital Stock (including Convertible Securities); and

(vii)

the Borrower is not a party or otherwise subject to any agreement or understanding and, to the knowledge of the Borrower, there is not, and immediately after the date hereof there will not be, any agreement or understanding between any persons or entities that affects or relates to the voting of any Capital Stock of the Borrower or any shareholder agreement pertaining to any Capital Stock of the Borrower, or any agreement that may grant any preemptive, subscription or other similar rights to acquire any Capital Stock of the Borrower, other than in favor of the Lender pursuant to the Loan Documents.

(zz)

Securities Authorities.

(i)

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any Capital Stock of the Borrower and no such proceeding is, to the knowledge of the Borrower, pending, contemplated or threatened.

(ii)

Subject to the accuracy of the representations and warranties of the Lender in the Subscription Agreement, the Borrower is entitled to avail itself of the applicable prospectus exemptions available under Applicable Securities Laws in respect of the issuance of the Senior Secured Convertible Debenture.

(iii)

other than the Post-Closing Shareholder Approval, no authorization, approval or consent of any court or Governmental Body or agency is required to be obtained by the Borrower in connection with the sale and delivery of the Senior Secured Convertible Debenture or any Debenture Shares.

(aaa)

Reporting Issuer Status and Securities Law Matters.  The Borrower is a "reporting issuer" under Applicable Securities Law in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec (the "Jurisdictions"), and is not included in any of the lists of reporting issuers in default maintained by the securities regulatory authorities of any of the Jurisdictions. The Common Shares are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange.  The Borrower is not in default of any requirement of Applicable Securities Laws, the Toronto Stock Exchange or the American Stock Exchange. The documents and information comprising the Birch Mountain Public Disclosure Record, as at the respective dates they were filed, or as applicable, the time of becoming effective, were in compliance in all material respects with Applicable Securities Laws and did not contain any misrepresentations; and the Borrower is up-to-date in all forms, reports, statements and documents, including financial statements, business by acquisition reports and management's discussion and analysis, required to be filed by it under Applicable Securities Laws.

(bbb)

Conditional Exchange Approval.  The Toronto Stock Exchange has conditionally approved the listing of the Debenture Shares, subject to the Borrower fulfilling all of the requirements of such exchange, as set out in the correspondence of the Toronto Stock Exchange dated December 11, 2007 (the "Conditional Approval Letter").

(ccc)

Transfer Restrictions.  There are no restrictions on the transfer of Common Shares contained in the Constating Documents of the Borrower or any other agreement or instrument to which the Borrower is a party or by which it is bound.

(ddd)

Rights Plan.  The Borrower has no shareholder rights plan or similar plan and no such plan is contemplated to be put in place by the Borrower.  Without limiting the generality of the foregoing the Shareholder Rights Plan Agreement has been terminated and there are no liabilities or obligations of the Borrower remaining thereunder.

(eee)

No Material Adverse Change.  Since March 30, 2007:

(i)

the Borrower has conducted its business only in the ordinary and normal course;

(ii)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Borrower has been incurred, other than to the Borrower or its Affiliates, or in the ordinary course of business; and

(iii)

no event has occurred that has had or would reasonably be expected to have effected a Material Adverse Change upon the Borrower.

(fff)

Provincial-Federal Agreements.  The leases, licenses, permits, and other instruments of the Borrower, and the Properties of the Borrower governed thereby, which are, as of the date hereof, to be surrendered, forfeited, expropriated or otherwise disposed of, whether in whole or in part, to or by the federal government or any Government Body in exchange for replacement leases, licenses, permits and other instruments to be issued by the federal government in connection with the Provincial-Federal Agreements, are set forth and described in Schedule "A" under the heading "Provincial-Federal Agreements Properties".  The Borrower is not aware, as at the date hereof, of any other fact or circumstance whereby any of the Properties of the Borrower or any other Obliger are or may in the future be affected by or subject to, in any manner, directly or indirectly, any of the Provincial-Federal Agreements and the matters provided for therein; without limiting the generality of the foregoing, the Quarries, the Quarry Sites and the Properties of the Borrower not outlined in pink in the plat entitled "Properties not Subject to the Provincial-Federal Agreements" (together with all leases, licenses, permits and other instruments relating in any manner thereto) that is attached to Schedule "A" are not and will not in the future be subject in any manner to the Provincial-Federal Agreements or the surrender, forfeiture, expropriation, disposition, and corresponding exchange, provided for therein.

5.2

Survival of Representations and Warranties

The representations and warranties made in Section 5.1 shall survive the execution and delivery of this Agreement and shall continue in full force and effect until all Obligations under the Loan Documents are indefeasibly paid in full, notwithstanding any investigation made at any time by or on behalf of the Lender.  The statements made in the other Loan Documents (including the Senior Secured Convertible Debenture, the Investor Rights Agreement, the Subscription Agreement and any certificate hereafter delivered by the Borrower or any of its Subsidiaries pursuant to the terms of this Agreement) shall be deemed to constitute representations and warranties made by such Person pursuant to this Agreement.

ARTICLE 6
COVENANTS

6.1

Affirmative Covenants - General

So long as any Obligations remain outstanding and unless the Lender otherwise consents in writing, each of the Obligors covenants and agrees with the Lender as follows:

(a)

Punctual Payment.  The Borrower shall pay or cause to be paid (i) all Obligations falling due hereunder and under the other Loan Documents on the dates and in the manner specified herein and therein, and (ii) any and all Priority Claims when due.

(b)

Use of Advances.  The Borrower shall use and employ the proceeds of the advance pursuant to the Credit Facilities solely in the manner and for the purposes set forth in Section 2.4.

(c)

Conduct of Business.  Each Obligor shall do or cause to be done all things necessary or desirable to continue to own its Property and to carry on its business in a commercially reasonable manner in accordance with prudent industry standards except to the extent that the failure to do so would not result in a Material Adverse Change.

(d)

Preservation of Existence.  Each Obligor shall preserve and maintain its existence in good standing in all respects.

(e)

Compliance with Applicable Law and Contracts.  Each Obligor shall comply with the requirements of all Applicable Laws, and any other obligations which, if contravened, could give rise to a Lien (other than a Permitted Lien) over any of its Properties or result in a Material Adverse Change, and all insurance policies and all contracts to which it is a party or by which it or any of its Property is bound, non-compliance with which would, individually or in the aggregate, have a material adverse effect upon the value or validity of the Security or constitute a Material Adverse Change.

(f)

Accounting Methods and Financial Records.  Each Obligor shall maintain a system of accounting which is established and administered in accordance with GAAP consistently applied, keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles, keep accurate and complete records of any property owned by it and maintain internal accounting controls sufficient to provide reasonable assurance that:

(i)

all transactions are executed in accordance with management's general or specific authorizations,

(ii)

all transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability,

(iii)

access to assets is permitted only in accordance with management's general or specific authorization, and

(iv)

the recorded accountability for assets is compared with the existing assets at reasonable intervals and any differences are rectified.

(g)

Financial Statements.  All financial statements furnished to the Lender shall fairly present the financial condition and the results of the operations of each Obligor reported upon therein, and all other information furnished to the Lender shall be accurate, complete and correct in all respects.

(h)

Maintenance of Property.  Each Obligor shall maintain the Property used in its business in good repair, working order and condition (reasonable wear and tear excepted), shall not commit waste and from time to time shall make or cause to be made all necessary and appropriate repairs, renewals, replacements, additions and improvements thereto, except in each case to the extent that the failure to do so would not result in a Material Adverse Change.

(i)

Payment of Taxes and Claims.  Each Obligor shall:

(i)

timely pay and discharge all lawful claims for labour, material and supplies due and payable by it,

(ii)

timely pay and discharge all Taxes and other Priority Claims due and payable by it and fund any and all pension obligations required to be funded by it,

(iii)

withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body at the time and in the manner required, and

(iv)

timely pay and discharge all obligations resulting from any trust imposed upon it by statute which, if unpaid, might become a Lien upon any of its Properties,

except that no such claim or Taxes (other than Priority Claims) need be paid, collected or remitted if:

(v)

it is being actively and diligently contested in good faith by appropriate proceedings to the Lender's reasonable satisfaction,

(vi)

reserves to the Lender's reasonable satisfaction and considered adequate by such Obligor and its auditor, shall have been set aside therefor on its books,

(vii)

such claim, Taxes, or obligation shall not have resulted in a Lien (other than a Permitted Lien),

(viii)

such failure to pay, collect or remit could not result in a Material Adverse Change, and

(ix)

all applicable enforcement proceedings shall have been stayed and appropriate security shall have been given to the Lender's reasonable satisfaction, if required, to prevent the commencement or continuation of proceedings.

The Borrower shall timely deliver or caused to be timely delivered all required income tax returns, sales, property, franchise and value-added tax returns and other tax returns to the appropriate Governmental Body.

(j)

Trade Creditors.  Each Obligor shall pay all amounts owing to trade creditors when due in the ordinary course of business, consistent with good industry practices, or within such period as may be agreed to or acquiesced to by any trade creditors, except for any amounts which are being actively and diligently contested in good faith and for which adequate reserves have been made.

(k)

Inspections.  Each Obligor shall permit the Lender and its authorized employees, representatives and agents, on prior written notice and during normal business hours (at the sole cost and expense of the Lender prior to the occurrence of a Default or an Event of Default and at the sole cost and expense of the Borrower after the occurrence and during the continuance of a Default or an Event of Default), to:

(i)

visit and inspect its Properties,

(ii)

inspect and make extracts from and copies of its books, reports and records in whatever medium, and

(iii)

have discussions with Senior Management and upon the occurrence of a Default or Event of Default make such other enquiries (including enquiries of other professional advisors) as may be reasonably required by the Lender to monitor the businesses, Property, financial condition and prospects of such Person.

(l)

Environmental and Safety Matters.

(i)

Each Obligor shall:

(A)

at all times comply in all respects with all applicable Environmental and Safety Laws except to the extent that the failure to do so would not reasonably be expected to result in a Material Adverse Change and maintain a reserve satisfactory to the Lender on its books (if required) for environmental liability in accordance with GAAP,

(B)

obtain and maintain in full force and effect all approvals, permits, licenses, leases, consents, agreements, certificates of variance, certificates of qualification and other authorizations which are required under applicable Environmental and Safety Laws regarding its Property, the absence of which individually or in the aggregate could result in a Material Adverse Change, and comply in all respects with the terms and conditions of all such approvals, permits, licenses, leases, consents, agreements, certificates of variance, certificates of qualification and authorizations, and comply in all respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any applicable Environmental and Safety Laws, or in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, in each case where failure to do so could individually or in the aggregate result in a Material Adverse Change.

(C)

properly maintain all documentation and records concerning Environmental Activities and other matters as required by Environmental and Safety Laws, except to the extent that the failure to do so would not reasonably be expected to result in a Material Adverse Change,

(D)

from time to time at the reasonable request of the Lender and at the Borrower's expense, provide the Lender with a (i) written environmental and safety report, in form and content satisfactory to the Lender, relating to the Mortgaged Properties, operations thereon and any particular matter that could reasonably be expected to result in a Material Adverse Change, which report shall include particulars of all actions taken or to be taken to ensure continued compliance in all material respects with all Environmental and Safety Laws (as provided in Section 6.1(l)(i)(A) above) and the financial implications or requirements thereof, and (ii) a certificate from a Senior Officer confirming that such Person is in compliance in all material respects with all Environmental and Safety Laws and that the representations and warranties set out in Section 5.1(s) continue to be true and correct in all material respects, except to the extent that (y) non-compliance therewith or departure therefrom will not constitute a Material Adverse Change; or (z) such non-compliance has been disclosed to the Lender pursuant to Section 6.1(l)(i)(E) below and consented to by the Lender in writing, and

(E)

promptly notify the Lender of any matter, occurrence or other event arising after the Closing Date which could result or has resulted in the breach or violation of any Environmental and Safety Law or any of the representations and warranties set out in Section 5.1(s) which could reasonably be expected to result in a Material Adverse Change and, unless the Lender has otherwise consented in writing to the existence or continuation thereof, provide evidence satisfactory to the Lender that all reasonable action has been taken to address the matter in accordance with Environmental and Safety Law.

(ii)

Upon the occurrence and during the continuation of a Default or an Event of Default or upon the occurrence or discovery of an environmental or safety matter that could reasonably be expected to result in a Material Adverse Change or where the Lender or its agent has requested and received an environmental and safety report as set out in Section 6.1(l)(i) above but such report is not satisfactory to the Lender or its agents (acting reasonably) in any material respect, each Obligor shall permit the Lender or its agents, upon advance written notice, to enter upon the relevant Properties to inspect the same in connection with compliance with any Environmental and Safety Laws and permit the Lender or such agents to conduct such tests, inspections, appraisals and procedures at the Borrower's sole cost and expense (reimbursable upon demand by the Lender) in respect of or on such Properties (including environmental audits and soil tests) and all operations thereon, and to remove soil and other samples from such Properties from time to time in connection with the existence of any Hazardous Substances on or in respect of such Properties, the compliance such Obligor and the Properties with any Environmental and Safety Laws, and to assess the operations, programs, policies, practices, systems, management and equipment of such Obligor related to effectively meeting requirements established by Environmental and Safety Laws and identifying areas of risk.

(iii)

Each Obligor shall maintain as would a prudent quarry operator in Western Canada (and in other jurisdictions in which such Person operates) a periodic program for proper environmental and safety risk management, including allocating sufficient officers and employees and officer/employee time to environmental and safety matters, developing employee expertise and safety awareness, conducting training exercises, carrying out site inspections and audits, developing contingency plans, developing and predetermining a prompt and effective emergency response, maintaining awareness of applicable Environmental and Safety Laws, industry standards, policies and initiatives, evaluating contractors, prospective tenants or purchasers of its property, and maintaining pollution prevention and safety systems and policies and enforcing compliance therewith.

(iv)

If any Obligor or any Obligor Subsidiary:

(A)

receives notice that a violation of any Environmental and Safety Law has been committed in respect of any of its Properties,

(B)

receives notice that an administrative, regulatory or judicial complaint has been filed against such Person alleging a violation of any Environmental and Safety Law or requiring such Person to take any action in connection with any Environmental Activity, or

(C)

receives notice from a Governmental Body alleging that such entity is or may be liable or responsible for costs associated with a safety violation (including the assessment of increased premiums under workers compensation legislation) or any Environmental Activity, including all costs associated with a response to or a clean-up of a Discharge of a Hazardous Substance into the environment, such Obligor in each such case shall provide the Lender with a copy of such notice promptly upon receipt thereof and in any event within five (5) days of such receipt and any information relating to environmental or safety matters as the Lender may reasonably require in writing.  Such Obligor shall also provide to the Lender promptly upon preparation thereof, a copy of any environmental site assessment, environmental impact assessment, safety assessment, disclosure statement, or audit report required to be submitted by such Person to any such Governmental Body, as aforesaid.  The Obligor shall, and shall cause each Obligor Subsidiary to, conduct all clean-up or remedial action within such time and in the manner prescribed by such Governmental Body from time to time and shall also provide evidence satisfactory to the Lender of any such clean-up or remedial action.

(m)

Environmental Audit.  If the Lender determines, acting reasonably, that any Obligor or any Obligor Subsidiary has incurred or is reasonably expected to incur any environmental liabilities that could individually or in the aggregate result in a Material Adverse Change, then any Obligor shall, forthwith upon the request of the Lender but at the expense of the Borrower, undertake a documented, objective review of such Obligor's compliance with applicable Environmental and Safety Laws (an "environmental audit").  Such environmental audit shall be carried out by an independent environmental consultant or by an employee of such Obligor with appropriate qualifications and experience, provided that such consultant or employee shall be satisfactory to the Lender, acting reasonably, and the Lender reserves the right to require that the environmental audit be performed by an independent consultant.  In the conduct of such environmental audit, the consultant or employee shall apply an environment audit protocol which, in the opinion of the Lender, acting reasonably, adequately addresses the scope, methodology and sophistication of the environmental audit.  A copy of the environmental audit report shall be provided to the Lender upon its completion.

(n)

Security.  Each Obligor shall do such things as the Lender may reasonably request to, maintain in full force and effect the Security and every part thereof as valid, perfected and effective security in accordance with its terms ranking in priority to all other Liens other than Priority Claims.  In case an Obligor Subsidiary becomes a Material Subsidiary after the date hereof, such Obligor Subsidiary shall promptly execute and deliver to the Lender such Security Documents as constitute a Lien on all present and future real and personal property and assets owned by such Obligor Subsidiary ranking in priority to all other Liens other than Priority Claims, as well as an unlimited guarantee, guaranteeing the payment and performance of the Obligations, and such other Loan Documents as would have been required pursuant to Section 4.1 if such Obligor Subsidiary had been a Guarantor on the date hereof or as otherwise may be reasonably required by the Lender, all in form and substance reasonably satisfactory to the Lender.

(o)

Maintain Listing and Reporting Issuer.  The Borrower shall use its best efforts continuously hereafter to maintain the listing of its common shares on the Toronto Stock Exchange and the American Stock Exchange and, following the listing of its common shares on any other stock exchange, to give immediate notice thereof to the Lender and maintain such listing on such exchanges, and if its common shares are de-listed from any stock exchange to give immediate notice thereof to the Lender; and the Borrower shall do or cause to be done all things necessary to maintain its status as a reporting issuer not in default in each of the jurisdictions in which it is a reporting issuer, or its equivalent, as at the date hereof, and to give immediate notice to the Lender if it is determined or alleged to be in default with respect to such status.

(p)

Insolvency Proceedings.  Each Obligor shall give the Lender reasonable notice of any application or filing it or any of the Obligor Subsidiaries proposes to make in any Insolvency Proceedings;

(q)

Lender Provided with Board Minutes.  Each Obligor shall do, make, execute or deliver such further acts, documents and things so that the Lender shall be provided with all information and documentation made available to the Boards of Directors of each Obligor (the "Boards"), and any committees thereof, at the same time such information is provided to the Boards; without limiting the generality of the foregoing, each Obligor shall deliver to the Lender copies of all minutes of Board meetings (and any Board committee meetings) within 10 days after each such meeting, and copies of all resolutions passed by the Board (or any Board committee) forthwith after such resolutions have been passed; provided, however, that the Obligor may exclude from the minutes so delivered certain extracts which the Obligor determines, based upon the advice of counsel, relate to matters of a nature which, had the Lender then had a representative on the Board, would form a reasonable basis upon which such representative should be requested to recuse himself or herself from voting on such matter.

(r)

Representation and Warranties.  The representations and warranties contained in Section 5.1 shall be true and complete on each day that this Agreement or any of the Loan Documents remains in force or effect with reference to facts subsisting on each such date, with the same effect as if made on such date, except that if any such representation or warranty is specifically given in respect of a particular date or particular period of time and relates only to such date or period of time, then such representation and warranty shall be true and correct only on such date or on each such day of such period, until the information to which it relates is updated at which time it shall continue to be true and complete as of such new date or period of time and so forth from time to time.  The Obligors shall immediately notify the Lender of any material change to any aspect of the representations and warranties made by any of the Obligors herein and the Lender may from time to time waive or vary the requirement of any of the representations and warranties made pursuant to Section 5.1 or any part of any representation or warranty, but the Lender shall have no obligation to do so.

(s)

Receivables.  Each Obligor shall diligently pursue and enforce the payment of Receivables in the ordinary course and shall deposit all Receivables in the Existing Accounts prior to payment of any Sales Commissions.

(t)

Disputes.  The Borrower shall immediately notify the Lender in writing of any dispute or threatened dispute (whether justified or not) between any Obligor or any Obligor Subsidiary and any supplier, purchaser, operator, contractor, transporter, handler, or other Person upon it becoming aware of any such dispute or threatened dispute, including any claims by purchasers to set-off or in respect of any warranty claims, guarantee claims, indemnity claims, deficiency claims, service obligations, returns, trade disputes or counterclaims against Receivables and generally any adverse information (including relating to a purchaser's creditworthiness) regarding any of its customers which could impact the recoverability of any Receivables, and which could result in a Material Adverse Change.

(u)

Material Contracts.

(i)

Each Obligor shall immediately notify the Lender of any amendment, supplement, replacement, expiration, termination, rescission, revocation, surrender, renewal or cancellation of, or default or event of default under, any Material Contracts (including any Material Authorizations), other than amendments of a purely administrative nature.

(ii)

Each Obligor shall disclose and deliver to the Lender any and all new Material Contracts (including Material Authorizations).

(iii)

Each Obligor shall, and shall cause each of the Obligor Subsidiaries to, observe and perform, in a timely fashion, all obligations, covenants, agreements and undertakings required to be observed and performed under the terms of every Material Contract (including any payment obligations thereunder) and shall maintain each of the Material Contracts (including the Material Authorizations) in good standing and in full force and effect.

(v)

Warranty.  Each Obligor shall fill and perform any and all warranty, replacement and delivery obligations to its Products purchasers which could impact the recoverability of any Receivable.

(w)

Defend Title.  Each Obligor shall defend its title to its Property against every Person whomever claiming or attempting to claim the same, or asserting any interest adverse to its interest therein.

(x)

Refinancing.  If and to the extent the Borrower does not have the right to repay all of the Obligations outstanding by the issuing Capital Stock pursuant to the Senior Secured Convertible Debenture, the Borrower shall use its commercially reasonable efforts to refinance the Credit Facilities and shall, not later than forty five (45) days prior to the SSCD Credit Facility Maturity Date, provide reasonably detailed evidence of such efforts satisfactory to the Lender, failing which the Lender shall have the right to direct the Borrower to follow a process whereby the Borrower will repay the Credit Facilities in full.  Such process may include the sale of all or any part of the Property of the Borrower and its Subsidiaries, the factoring of Receivables and/or Inventory, the refinancing of the Credit Facilities, or an equity offering on then prevailing market terms.  If the process involves the sale of any or all of the Property of the Borrower and its Subsidiaries through one or more dispositions, the Borrower shall, when determining which and how much of such Property is to be sold, take into account that certain of the sale proceeds may be payable to CWB pursuant to the Priorities Agreement, and for greater certainty, the Lender's prior written consent shall be obtained for each such sale, which consent may be withheld in the Lender's sole discretion.  All such sales shall be completed no later than the day prior to the SSCD Credit Facility Maturity Date, and the proceeds received from each such sale shall be immediately paid to the Lender, subject to and in accordance with the Priorities Agreement and this Agreement.

(y)

Existing Letters of Credit.  Each of the Obligors shall renew all Existing Letters of Credit on a timely basis, on terms and conditions no more onerous than currently existing, and in no event later than one (1) month prior to the expiration thereof.

(z)

Acquisition of Certain Property. Each Obligor shall immediately provide the Lender with written notice of the acquisition by such Obligor or any Obligor Subsidiary of, the transfer of title to such Person of, and/or the lease or rental by such Person of, (i) any personal property (as defined in the PPSA) with an individual fair market value of at least One Hundred Thousand Dollars ($100,000), (ii) any Serial Number Goods of more than Fifty Thousand Dollars ($50,000) in value, (iii) any Material Authorization, or (iv) any Intellectual Property of more than Fifty Thousand Dollars ($50,000) in value.

(aa)

Approvals.  The Borrower shall use its reasonable best efforts to obtain the Shareholders Approval as soon as reasonably practicable, and in any event by no later than June 11, 2008 or such earlier date as may be required by the Toronto Stock Exchange or American Stock Exchange.

(bb)

Other Loan Documents.  The Borrower shall comply in all respects with the terms, conditions and covenants contained in each other Loan Document.

(cc)

American Stock Exchange.  The Borrower shall:

(i)

use reasonable commercial efforts to obtain and deliver to the Lender by no later than January 14, 2008 an approval letter from the American Stock Exchange ("AMEX") approving the listing of 16,751,996 Debenture Shares on such exchange, such letter to be in form and substance satisfactory to the Lender in its sole discretion; and

(ii)

file the Supplementary AMEX Application with AMEX within three (3) Business Days of obtaining Shareholder Approval or, if such Supplementary AMEX Application is not approved by AMEX on terms satisfactory to the Lender in its sole discretion.

(dd)

Facilities.  Unless the Lender otherwise consents, any facilities constructed after the date hereof by or on behalf of any Obligor that are to be used in conjunction with Properties owned by it or any of its Affiliates shall be located on lands for which a license of occupation, surface lease or other similar instrument is obtained from a provincial Governmental Authority which has and will continue to have jurisdiction over such lands.

6.2

Affirmative Covenants – Reporting

So long as any Obligations remain outstanding and unless the Lender otherwise consents in writing, each of the Obligors covenants and agrees with the Lender as follows:

(a)

Financial Statements and Reports.  The Borrower shall deliver to the Lender in form and substance satisfactory to the Lender:

(i)

as soon as practicable, and in any event within ninety (90) days after the end of each fiscal year, consolidated audited financial statements in respect of the Borrower, including all corresponding notes, a statement of profit and loss, a statement of retained earnings, a statement of changes in financial position for the Borrower for such fiscal year, a balance sheet, as at the end of each such fiscal year setting forth in comparative form the corresponding figures of the previous fiscal year and such other statements as it is required by law to prepare, all in reasonable detail, in conformity with GAAP and accompanied by any comments or a favourable opinion of an independent chartered accountant of recognized standing selected by the Borrower (and for greater certainty such financial statements for 2007 shall be provided by the Borrower to the Lender no later than March 31, 2008),

(ii)

promptly upon such delivery or filing, copies of all income tax returns delivered to or filed with any Governmental Body,

(iii)

as promptly as possible following the end of each calendar month and in no event later than fifty (50) days following the end of each such month:

(A)

an updated Approved CapEx Budget or Approved Cash Flow and CapEx Budget, as applicable, substituting the actual results for the previous calendar month for the previously budgeted numbers,

(B)

a monthly statement of operations for each Obligor, setting forth among other things the quantities sold by Product line, the purchaser of the Products, the date of each sale, the prices received by Product, and analysis of any deviation from expected sales volumes, and

(C)

a Compliance Certificate signed by a senior officer of the Borrower (together with any and all backup information relating thereto as reasonably requested by the Lender),

(iv)

as promptly as possible following the end of each fiscal quarter and in no event no later than fifty (50) days following the end of such quarter, a survey of the Inventory for the previous fiscal quarter;

(v)

no earlier than seventy (70) days and no later than forty five (45) days prior to the end of each fiscal year (but for greater certainty excluding 2007), an Approved Cash Flow and CapEx Budget respecting the following fiscal year which shall be in form and substance satisfactory to the Lender, in its discretion, acting reasonably; upon written approval from the Lender of such Approved Cash Flow and CapEx Budget, same shall be attached to and constitute Schedule "C" hereto without any further act by either party;

(vi)

by no later than April 15, 2008 a cash flow and capital expenditure budget respecting the 2008 fiscal year which shall be in form and substance satisfactory to the Lender, in its discretion; for greater certainty, upon approval by the Lender such cash flow and capital expenditure budget shall not be attached hereto as Schedule "C", but rather the Approved CapEx Budget shall constitute Schedule "C" until replaced with an Approved Cash Flow and CapEx Budget in accordance with Section 6.2(a)(v); and

(vii)

any other financial, production, exploration, construction, development, environmental or other information the Lender may reasonably require,

provided that if a Default or Event of Default has occurred, the Borrower shall deliver whatever financial, production, exploration, construction, development, environmental and other information, and on as frequent a basis as, the Lender may reasonably require.  In addition and for greater certainty, the obligation to deliver the information required by paragraph (iii) above shall apply to the relevant periods prior to the date of this agreement; by way of example, as regards the information required pursuant to paragraph (iii)(A), such information shall be required for the month of December, 2007 by February 19, 2008.

(b)

Notice of Litigation and Other Matters.  Each Obligor shall as soon as practicable after it shall become aware of the same, give notice in writing to the Lender of the following events (which notice shall describe in reasonable detail any such events):

(i)

the commencement of any Litigation which, if determined adversely, would constitute a Material Adverse Change,

(ii)

any Material Adverse Change,

(iii)

any Default or Event of Default, giving the details thereof,

(iv)

the occurrence or non-occurrence of any event or circumstance which constitutes or which with the passage of time or giving of notice or both would constitute a default or event of default under any Material Contract, giving details thereof,

(v)

any violation by any Obligor of any Applicable Law which results in or could reasonably be expected to result in a Material Adverse Change,

(vi)

any entering into of a Material Contract (including any Material Authorization) by any Obligor, or any termination, suspension, revocation, cancellation, surrender, amendment or threatened termination, suspension, revocation, cancellation, surrender or amendment of any Material Contract (including any Material Authorization) by any party thereto or by any Governmental Body,

(vii)

any damage to or destruction of any Property of any Obligor having a Replacement Cost in excess of One Hundred Thousand Dollars ($100,000),

(viii)

any Lien affecting any Property of any Obligor other than a Permitted Lien or a Permitted Encumbrance,

(ix)

the acquisition or proposed acquisition by any counterparty to any Co-Development Agreement of any rights (including oil sands leases) in respect of any real property comprising any part of the Quarry Sites or the New Mineral Permits Site,

(x)

subject to Section 6.4(e), the acquisition or creation of an Obligor Subsidiary,

(xi)

any and all bids or offers received by any Obligor from any Person with respect to the Capital Stock or Property of such Obligor or any other Obligor or Obligor Subsidiary,

(xii)

a change in the auditor of any Obligor, and

(xiii)

any surrender, forfeiture, expropriation or other disposition of any lease, license, permit or other instrument, or any Properties of the Borrower, in connection with the Provincial-Federal Agreement, including:

(A)

written notice immediately upon the surrender, forfeiture or other disposition currently pending as of the date hereof (as described in Section 5.1(fff)) becoming effective in accordance with its terms, and immediate notice of any issuance of lease, license, permit or other instrument, or the grant of any Properties to the Borrower, in connection therewith, together with a copy of same; and

(B)

written notice as soon as the Borrower becomes aware of any possibility of a surrender, forfeiture, expropriation or other disposition of any lease, license, permit or other instrument, or any Properties of the Borrower in connection with the Provincial-Federal Agreement, in addition to those described in Section 5.1(fff), and in this regard the Borrower shall, to the extent proceedings are available to it, use commercially reasonable efforts to oppose and challenge any such surrender, forfeiture, expropriation and disposition.

(c)

Shareholder and Securities Exchange Information.  Each of the Obligors shall concurrently post on the Borrower's website and provide notice thereof to the Lender, copies of all financial statements, proxy statements, reports and other disclosure information which any Obligor or any Obligor Subsidiary shall send or make available to its shareholders or which it is required or elects to file with any securities regulatory authority or stock exchange having jurisdiction over such Person, including the Toronto Stock Exchange and the American Stock Exchange.

(d)

Priority Claims.  On request by the Lender from time to time, each Obligor will, and will cause each of the Obligor Subsidiaries to, give Canada Customs and Revenue Agency ("CCRA") and other Persons written authorization to disclose to the Lender the status of any Priority Claims.

(e)

Reports.  Each Obligor will promptly provide to the Lender copies of any reserve, engineering and appraisal reports and updates thereof, prepared by independent mining consultants and appraisers respectively, for any Obligor or any Obligor Subsidiary

(f)

Environmental and Safety Information.  On request from the Lender from time to time, each Obligor, at its own expense, shall promptly provide all reports, studies, information and documents in the possession or control of such Obligor or any Obligor Subsidiary which the Lender may reasonably require or request with respect to environmental, occupational health and safety matters regarding each such Obligor and Obligor Subsidiary or any Property thereof or any liability (contingent, threatened or otherwise) the Lender, any Obligor or any Obligor Subsidiary may incur with respect to environmental, occupational health and safety matters.

(g)

Other Information.  Each Obligor will promptly provide to the Lender such other information with respect to the Obligors and the Obligor Subsidiaries as the Lender may from time to time reasonably request.

6.3

Financial Covenants

So long as any Obligations remain outstanding and unless the Lender otherwise consents in writing, the Borrower covenants and agrees with the Lender that it will at all times maintain:

(a)

Minimum Shareholders' Equity of not less than Ten Million Dollars ($10,000,000); and

(b)

A Consolidated Working Capital Ratio of not less than 1.0 to 1.0.

6.4

Negative Covenants

So long as any Obligations remain outstanding and unless the Lender otherwise consents in writing, the Borrower covenants and agrees with the Lender that it shall not do, allow, permit or suffer to exist, and shall not permit any of the other Obligors to do, allow, permit or suffer to exist, any of the following in respect of any Obligor:

(a)

Encumber Property.  Create, grant, assume or suffer to exist any Lien or any royalty, net profits interest or other encumbrance upon any of its Property, other than any Permitted Liens and Permitted Encumbrances.

(b)

Disposal or Surrender of Assets.  Other than the collection of Receivables, sales of Inventory in the ordinary course of business, sales of obsolete assets and/or other sales disclosed and consented to in writing by the Lender, sell, sell and leaseback, assign, lease, license, transfer, surrender, forfeit, cancel, revoke, contribute to a joint venture, or otherwise dispose of any of its Property, or take any acts to facilitate any of the foregoing or otherwise assign or dispose of any economic rights or interests in and to any of its Property, including any Material Contract, any interest in the New Material Permits or other Material Authorization, or any interest in any Subsidiary, in each case without the prior written consent of the Lender, which consent may be withheld in the Lender's sole and absolute discretion.

(c)

Amend Material Contracts.  Other than amendments of a purely administrative nature, revise, supplement, modify, amend, surrender, cancel, revoke, replace or terminate, or waive any provision of, any Material Contract (including any Material Authorization), or otherwise permit any of the foregoing, without the prior written consent of the Lender.

(d)

Purchase Money Security Interests.  Revise, supplement or replace any Purchase Money Security Interest permitted hereunder or any agreement relating to the amounts secured by any such Purchase Money Security Interest in a manner which could reasonably be expected to increase the amount secured thereby in priority to, or pari passu with, the Liens in favour of the Lender, with the result that the aggregate principal amount of all Purchase Money Security Interests to which all Obligors are subject exceeds One Hundred Thousand Dollars ($100,000).

(e)

Subsidiaries.  Dispose of, acquire or incorporate any Subsidiary; or transfer any of its Property, including cash or cash equivalents or liabilities, to any Affiliate, without the prior written consent of the Lender.

(f)

Loans. Make any loans or advances to any Person.

(g)

Acquisitions and Investments.  Acquire any assets, except in the ordinary course of business, consistent with good industry practice and provided that such expenditures are permitted pursuant to the Approved CapEx Budget or the Approved Cash Flow and CapEx Budget, as applicable; make any investments in or acquire any ownership or similar interest in any Person; or acquire or invest in any debt or Equity Securities issued by any Person, in each case without the prior written consent of the Lender.

(h)

Corporate Distributions.  Except for payment of Sales Commissions to HPL in accordance with the Fort McKay JVA, royalty payments provided for in the Richardson Royalty Agreements, and except for payments or distributions expressly permitted pursuant to the Subordination Agreement, make any Corporate Distribution, whether directly or indirectly, and whether in cash or property, or set aside funds for any Corporate Distribution, provided that notwithstanding the foregoing no such Corporate Distributions shall be made upon the occurrence and during the continuance of a Default or an Event of Default, or if such Corporate Distributions could reasonably be expected to give rise to a Default or an Event of Default.

(i)

Material Change.  Make any material change in the nature of its business from that carried on at the date hereof or, in the case of a corporation becoming a Subsidiary in the future if approved pursuant to Section 6.4(e), at the date of so becoming a Subsidiary.

(j)

Changes.  Without giving at least thirty (30) days prior written notice to the Lender and executing and delivering any additional documents reasonably required by the Lender for it to maintain its first priority (subject only to (i) the Priority Claims and (ii) the CWB Security, to the extent set forth in the Priorities Agreement and the RBC Cash Collateral Security, as applicable) secured position;

(i)

Change its chief executive office, principal place of business or registered office;

(ii)

Change the locations of any present or future tangible property or books and records from those set out in Schedule A and those locations consented to by the Lender from time to time upon request by the Borrower;

(iii)

Change its legal name;

(iv)

Change its financial year end;

(v)

Change its form of legal entity;

(vi)

Change the jurisdiction of its incorporation or other formation.

(k)

Unrelated Business.  Engage directly or indirectly in any business activity or purchase or otherwise acquire any property in each case unrelated to or unnecessary for the conduct of its present businesses.

(l)

Indebtedness.  Incur or repay any Indebtedness or other amounts other than:

(i)

the CWB Obligations set forth in the CWB Credit Agreement,

(ii)

any other Indebtedness not individually or in the aggregate greater than One Hundred Thousand Dollars ($100,000) to Persons dealing at arm's length with such Person and arising in the ordinary course of the Obligor and such Person's business (other than in relation to the borrowing of money),

(iii)

taxes, assessments or governmental charges incurred in the ordinary course of business that are not overdue, and

(iv)

any other Indebtedness previously disclosed in writing to and approved in writing by the Lender, and in such case the Obligor shall deliver written particulars thereof to the Lender as soon as possible after the incurrence or repayment of any such Indebtedness, provided that any voluntary prepayment of any Indebtedness incurred pursuant to clauses (i) and (ii) above shall be subject to the prior written consent of the Lender.

(m)

Merger, Amalgamation or Winding Up.  Enter into any transaction or series of transactions (whether by way of amalgamation, merger, winding-up, consolidation, reorganization, arrangement, transfer, sale, lease or otherwise) whereby all or substantially all (on either a quantitative or a qualitative basis) of the undertaking, properties, rights and Property of any Obligor would become the property of any other Person, or in the case of amalgamation or merger, of the continuing corporation resulting therefrom.

(n)

Redemption of Securities.  Redeem or repurchase any securities from time to time issued by an Obligor and outstanding.

(o)

Issuance of Shares.  Except by the Borrower, issue any shares, units or securities convertible into shares, units or any subscription rights, warrants or options in respect of shares, units or other securities convertible into shares or units.

(p)

Transfer of Shares.  With respect to each Obligor other than the Borrower, permit any of its shares or units to be transferred, sold or encumbered other than in favour of the Lender or an Obligor.

(q)

Financial Assistance.  Provide any Guarantee or other financial assistance, either directly or indirectly, by means of a loan, guarantee, note, provision of security or otherwise to any Person other than pursuant to the Loan Documents.

(r)

Hedging Arrangements.  Enter into any arrangements regarding interest rate swaps, foreign exchange hedges, commodity swaps or any other swap or other similar arrangements or agreements whatsoever nor monetize any such arrangement for an amount less than the fixed price payable thereunder without the prior written consent of the Lender.

(s)

Non-Arm's Length Transactions.  Transfer assets to any Person who does not deal at arm's length with any Obligor and in the ordinary course of business on commercially reasonable terms.

(t)

Capital Expenditures.  Incur any Capital Expenditures other than as provided for in the Approved CapEx Budget or the Approved Cash Flow and CapEx Budget, as applicable, without the prior written consent of the Lender.

(u)

Receivables.  Allow any extension of time for payment, compromise or settlement of any Receivable which is out of the ordinary course of business and inconsistent with good industry practice or which could result in a Material Adverse Change or agree to any waiver, modification, amendment, rescission or termination of any contract or agreement giving rise to such Receivable, including any amendment or changes to any of the terms of payment with respect to such Receivable without the Lender's prior written consent.  No Obligor shall assign, transfer, sell, discount, factor, mortgage, hypothecate or otherwise dispose of, secure, encumber, or compromise any Receivables, other than a compromise of Receivables in the ordinary course of business and then only if same could not reasonably be expected to have a Material Adverse Effect.

(v)

Accounts.  Cause to exist or open any new bank, deposit or cash collateral accounts or any other accounts other than the Existing Accounts, without first informing the Lender in writing and if desired by the Lender, the Lender receiving Security in respect thereof in form and substance satisfactory to the Lender.

(w)

Cash Collateral Accounts.  Cause, either directly or indirectly, any amounts to be deposited or credited to any cash collateral account with RBC or CWB, or cause, either directly or indirectly, any amounts to be withdrawn from such accounts, except in each case in accordance with the CWB Loan Documents and the RBC Loan Documents, as applicable, provided however that in no event shall amounts on deposit with or held by RBC or CWB in any cash collateral accounts exceed, as regards RBC $2,000,000 in the aggregate, or exceed, as regards CWB, $1,000,000 in the aggregate, except in each such case the Lender's prior written consent thereto is obtained, which consent shall not be unreasonably withheld; in this regard the Lender shall not withhold its consent to an increase in the cash collateral accounts to be held by RBC pursuant to the RBC Loan Documents if such increase is required so that the Borrower can post letters of credit or letters of guarantee in favor of a Governmental Body respecting the ordinary course operation or expansion of mining activities on its Properties, provided that the Borrower shall provide notice to the Lender immediately upon becoming aware of the need for any such increase.

(x)

Material Expenditures and Financial Commitments.  Incur or make any material expenditure or otherwise incur or make any material financial commitment except as set forth in the Approved CapEx Budget or the Approved Cash Flow and CapEx Budget, as applicable.

(y)

Production Payment Transactions.  Enter into or otherwise become subject to any Production Payment Transaction.

(z)

Equipment Warranties.  Take any action (or omit to take any action) that could reasonably be expected to invalidate or make unenforceable any warranties or guarantees relating to any Material Capital Property and Equipment.

(aa)

Other Loan Documents.  Do any act or thing which it has agreed not to do in any other Loan Document.

6.5

The Lender Entitled to Perform Covenants

If any Obligor fails to perform any covenant or any other provision of any Loan Document within three (3) days after notice thereof from the Lender, the Lender may, in its discretion, on prior written notice to such Obligor and provided such Obligor has not commenced to rectify any such failure to perform during the period of notice received from the Lender, perform any such covenant capable of being performed by it, and if any such covenant requires the payment of money the Lender may, in its discretion, make any such payments.  All sums so expended by the Lender shall be payable on demand and, until paid, shall be added to and be deemed to be included in the Obligations, secured by the Security and shall bear interest at the Default Rate applicable to the Converted Term Loan.

ARTICLE 7
EVENTS OF DEFAULT AND REMEDIES

7.1

Events of Default

The occurrence of any of the following events shall constitute an Event of Default:

(a)

default by any Obligor in payment when due to the Lender of any principal or interest under this Agreement or the Senior Secured Convertible Debenture;

(b)

default by any Obligor in payment when due to the Lender of any fees or other amounts (except principal and interest) outstanding under this Agreement or any other Loan Document within two (2) Business Days of notice thereof to the Borrower;

(c)

default by any Obligor in the performance or observance of any covenant, condition or obligation contained in any Loan Document to which it is a party (other than as set forth in Section 7.1(a) or (b) above), which has not been cured within ten (10) days after written notice thereof to the Borrower;

(d)

default by any Obligor in payment when due of any Financing Debt or in the performance or observance of any agreement or condition in respect of Financing Debt and the expiry of cure periods, if any, applicable to such default;

(e)

any demand for payment or acceleration of any of the CWB Obligations;

(f)

any representation or warranty made by any Obligor herein, in any other Loan Document or in any officer's certificate or other document delivered to the Lender in connection with any Loan Document is false or incorrect in any way and same has not been cured within seven (7) days after written notice thereof to the Borrower;

(g)

any Obligor admits in writing its inability to pay its debts generally as they become due or otherwise acknowledges its insolvency;

(h)

any Obligor authorizes or becomes subject to any Insolvency Proceedings;

(i)

a writ, execution or attachment or similar process is issued or levied against any Mortgaged Property of any Obligor in connection with any judgment or order against it for the payment of money in excess of One Hundred and Fifty Thousand Dollars ($150,000) in the aggregate and such writ, execution or attachment or similar process is not released, bonded, satisfied, discharged, vacated, or stayed within thirty (30) days or which such Obligor is not contesting in good faith and has not made adequate reserves therefor;

(j)

if, at any time after execution and delivery thereof, any Loan Document ceases to be in full force and effect (unless within three (3) Business Days of notice of the same being given by the Lender to the Obligors who are signatories thereto that such Loan Document again has full force and effect as if it had always had full force and effect) or if any Loan Document is declared by a court or tribunal of competent jurisdiction to be null and void or if any Obligor revokes or purports to revoke any Loan Document (including any Guarantee or power of attorney) or takes any step or commences any proceeding to have any Loan Document declared by a court or tribunal of competent jurisdiction to be null and void or ineffective or unenforceable in any respect;

(k)

any Obligor ceases or threatens to cease to carry on business (or a material portion thereof) in the ordinary course;

(l)

a Material Adverse Change occurs, as determined by the Lender acting reasonably;

(m)

any creditor of any Obligor shall appoint a Receiver for any part or all of the Property of such Obligor;

(n)

if any termination event as set out in any Material Contract under which any Obligor is or has become obligated shall occur and be continuing, or if any default has occurred under a Material Contract and same has not been cured within the cure periods, if any, applicable thereto;

(o)

any circumstance in which a Person or Persons acting jointly or in concert with such Person acquires, directly or indirectly, beneficial ownership of twenty percent (20%) or more of the issued and outstanding Voting Securities of the Borrower or any other Obligor, or a sufficient number of Capital Stock of the Borrower or any other Obligor to (i) elect a majority of the board of directors of the Borrower or such other Obligor or (ii) direct the policies and management of the Borrower or such other Obligor; and

(p)

during:

(i)

any period commencing on the Closing Date, the Continuing Directors shall cease for any reason to constitute a majority of the board of directors of the Borrower; or

(ii)

any calendar year after the date hereof there is a change of more than two (2) members of the board of directors of the Borrower, excluding the board members who are representatives of the Lender in accordance with the Investor Rights Agreement.

7.2

Remedies Upon Default

Upon the occurrence of any Event of Default which is continuing, including the commencement of any proceeding by any Obligor for a stay of proceedings or of enforcement of creditors rights, any and all obligations of the Lender to make any accommodations of credit hereunder shall be immediately terminated and the Lender may, at its option:

(a)

declare an Event of Default;

(b)

declare all Obligations to be immediately due and payable, notwithstanding the terms of any other Loan Document, including the Senior Secured Convertible Debenture;

(c)

realize upon all or part of the Security; and

(d)

take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein or in the Security Documents) at such times and in such manner as the Lender may consider expedient, and each of the Obligors hereby consent to, acknowledge, and irrevocably authorize the Lender to exercise the Lender's contractual rights hereunder in connection with same, all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action and all at the expense of the Borrower.  The rights and remedies of the Lender hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies set forth herein (including pursuant to  Section 7.5) or in any other Loan Document or as provided by Applicable Law.

7.3

Appropriation of Funds

Each Obligor agrees that the Lender may after an Event of Default which is continuing, appropriate all monies realized from the enforcement of any Security on or towards the payment of the Obligations or such part thereof as the Lender may determine, and the Obligor shall have no right to require or enforce any appropriation inconsistent therewith, and the Lender shall have the right to change the application of any such proceeds and re-apply the same to any part or parts of the Obligations as the Lender may see fit notwithstanding any previous application.

7.4

Appointment of Receiver

Upon an Event of Default, the Lender may appoint by instrument in writing one or more Receivers.  Any such Receiver will have, in addition to any other rights, remedies and powers which a Receiver may have at law, in equity or by statute, the rights and powers set out herein and in any other Loan Document.  In exercising such rights and powers, any Receiver will act as, and for all purposes will be deemed to be, the agent of the applicable Obligor and the Lender will not be responsible for any act or default of any Receiver.  The Lender may remove any Receiver and appoint another from time to time.

ARTICLE 8
INDEMNITIES

8.1

Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for the Lender to make or maintain any of the Loans or to give effect to its obligations in respect of such Loans as contemplated hereby and the Lender and the Borrower are unable to amend or modify such Loans in a mutually satisfactory manner so as to comply with any such Applicable Law or any such change, the Lender shall have the right by notice to the Borrower to declare all of the Obligations to be immediately due and payable, and thereupon the Borrower shall prepay to the Lender forthwith (or at the end of such period to which the Lender shall in its discretion have agreed) all of the Obligations in accordance with the terms hereof.

8.2

Indemnity For Changes in Law

If the introduction of or any change in any Applicable Law relating or applicable to the Lender or its obligations or rights hereunder, or any change in the interpretation or application thereof by any Governmental Body or compliance by the Lender with any request or direction of any Governmental Body:

(a)

subjects the Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of the Obligations or the Security Documents, other than Taxes applying to the overall income or capital of the Lender;

(b)

imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, the Lender;

(c)

imposes on the Lender or requires there to be maintained by the Lender any capital adequacy or additional capital requirement (including a requirement which affects the Lender's allocation of capital resources to its obligations) in respect of the Lender's obligations hereunder; or

(d)

imposes on the Lender any other condition or requirement with respect to this Agreement, the Credit Facilities or any other Loan Document,

and such occurrence has the effect of:

(e)

increasing the cost to the Lender of agreeing to make or making, maintaining or funding any of the Credit Facilities, the advance, the Loans or any portion thereof;

(f)

reducing the amount of the Obligations;

(g)

directly or indirectly reducing the effective return to the Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from a higher rate of any Tax being imposed on the Lender's overall income or capital); or

(h)

causing the Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by the Lender hereunder,

then, upon demand being made to the Borrower by the Lender accompanied by a certificate of the Lender documenting the relevant calculations (which certificate shall constitute conclusive evidence, absent fraud or mistake on the face of the certificate, of the matters contained therein), the Borrower shall pay or cause to be paid to the Lender such additional amounts, as shall be sufficient to fully indemnify the Lender for such additional cost, reduction, payment, foregone interest or other return.

8.3

Losses

Except to the extent caused by the gross negligence, fraud or wilful misconduct of the Lender, each of the Obligors hereby fully indemnify and hold the Lender, and its directors, officers, employees, shareholders, Affiliates and agents harmless from and against any and all costs, losses, expenses, claims, damages or liabilities which such indemnified Person may sustain or incur as a result of, without duplication:

(a)

the failure of the Borrower to utilize the Credit Facilities in the manner specified in this Agreement (including if such failure was caused by the failure of the Borrower to meet all conditions precedent);

(b)

the failure of the Borrower to pay any sum contemplated herein when due;

(c)

any breach of any representation, warranty, condition or covenant contained herein or in any other Loan Document;

(d)

any breach or violation by any Obligor or any Obligor Subsidiary of any Applicable Law;

(e)

the enforcement, performance, administration, action or inaction of any such indemnified Person;

(f)

any Default, Event of Default or Material Adverse Change;

(g)

any claim by any third party, including any Governmental Body, which arises out of, relates to, is in connection with, or results from the Credit Facilities or any Loan Document or any credit having been extended, suspended or terminated under this Agreement; or

(h)

any claim by any issuer of any letter of credit in favour of any Obligor or any Obligor Subsidiary for reimbursement by the Lender under any indemnity or guarantee provided by the Lender to any such issuer.

Without prejudice to the generality of the foregoing, the foregoing indemnity shall extend to any loss, premium, penalty or expense which may be incurred by the Lender (absent gross negligence, fraud or wilful misconduct by the Lender) in liquidating deposits from third parties required to make, maintain or fund the advance or any part thereof or any amount due or to become due under this Agreement. No such indemnified Person shall be liable to any party to this Agreement or any other Person asserting claims derivatively through such party, for indirect, punitive, exemplary or consequential damages which are alleged or incurred as a result of, relating to, or in connection with, this Agreement or any other Loan Document or credit having been extended, suspended or terminated under this Agreement or any other Loan Document.

8.4

Environmental Indemnity

(a)

Each of the Obligors shall indemnify and hold the Lender and its directors, officers, employees, shareholders, Affiliates and agents harmless against and from any and all claims, liabilities, suits, actions, debts, damages, costs, losses, obligations, judgments, charges, and expenses, of any nature whatsoever suffered or incurred by any such party whether upon realization of any security for the Credit Facilities, or as a lender to the Borrower, or as successor to or assignee of any right or interest of any Obligor, or as mortgagee in possession, or as successor-in-interest to any Obligor by foreclosure deed or deed in lieu of foreclosure, in each case, as a result of any order, investigation or action by any Governmental Body relating to any Obligor or any Obligor Subsidiary or their respective business or assets, or as a consequence of any requirements of Environmental and Safety Law, including the assertion of any Lien thereunder, with respect to:

(i)

any Environmental Activity, the threat of any Environmental Activity or the presence or Discharge of any Hazardous Substance,

(ii)

any costs of removal or remedial action incurred by any Governmental Body or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources, including reasonable costs of assessing such injury, destruction or loss incurred pursuant to any Environmental and Safety Law,

(iii)

liability for personal injury or property damage arising under any statutory or common law tort theory, including damages assessed for the maintenance of a public or private nuisance or for the carrying on of a dangerous activity, or

(iv)

the breach or non-compliance with any Environmental and Safety Laws, including the assertion of any Lien thereunder, or

(v)

any other environmental or safety matter.

(b)

Each of the Obligors acknowledges that the Lender agreed to make the Credit Facilities available in reliance upon each Obligor's indemnity in this Section 8.4.  For this reason, it is the intention of each Obligor and the Lender that the provisions of this Section 8.4 shall supersede any other provisions of this Agreement or any other Loan Document which might in any way limit the liability of such Obligor and that such Obligor shall be liable for any obligations arising under this Section 8.4 even if the amount of liability incurred exceeds the amount of the Loans outstanding at any time.

(c)

This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement, shall give rise to a separate and independent cause of action, and shall apply irrespective of any indulgence granted by the Lender from time to time.  A separate action or actions may be brought and prosecuted against any Obligor in respect of this indemnity, whether or not any action is brought against any other person or whether or not any other person is joined in such action or actions.

8.5

Survival

The obligations of the Borrower under Sections 8.3 and 8.4 shall survive the payment of the Loans and the cancellation or termination of the Credit Facilities and the Loan Documents.  In the case of indemnified parties who are not parties to this Agreement, the Lender shall hold all obligations of the Obligors to indemnify them under Sections 8.3 and 8.4 in trust for them.

ARTICLE 9
MISCELLANEOUS

9.1

Assignment by Obligors

None of the Obligors shall assign or transfer all or any part of its rights or obligations hereunder or under any other Loan Document, without the prior written consent of the Lender, which consent may be arbitrarily withheld.

9.2

Assignment by the Lender

(a)

The Lender may from time to time have the unfettered right, without any notice to, or the consent of, any Obligor, to sell, syndicate, assign, or grant participation in, all or part of its rights and obligations in respect of the Obligations, this Agreement, the Senior Secured Convertible Debenture, the Security and the other Loan Documents and have its corresponding obligations hereunder assumed and/or managed or held by any other Person, subject to and in accordance with the provisions hereinafter set out in this Section 9.2, and provided that if the payee of the Loans hereunder changes, notice shall be provided to the Borrower.

(b)

Any such assignment or participation pursuant to this Section 9.2 shall be subject to the following provisions:

(i)

the Obligors agree that such assignment shall be effective upon the day provided in the assignment or transfer agreement between the Lender and any assignee (the "Assignee") and the Assignee shall be treated as a party to this Agreement for all purposes and shall, to the extent of the rights and obligations assigned or transferred to it by the Lender, be entitled to the full benefits and subject to the full obligations of the Lender under the terms of this Agreement, to the same extent as if the Assignee were an original party hereto in the capacity of the Lender and the Lender shall stand released from all of its existing and future obligations under the terms of this Agreement,

(ii)

except for any assignment that occurs during the continuance of a Default or an Event of Default, the Lender shall not make any assignment to an Assignee that is not a resident of Canada or the United States (as that term is used in the Income Tax Act (Canada)),

(iii)

in the case of a grant of participation to a participant (a "Participant") or a collateral agency arrangement, all references in this Agreement to the Lender shall thereafter be construed as a reference to the Lender and its participants and agents.  The Lender, or any collateral agent, shall be entitled, to enforce for the benefit of, or as agent for the Lender or any Participants, any and all rights, claims and interests of the Lender or such Participants, in respect of the rights subject to participation and no Participant shall be entitled to demand payment or exercise any other right or remedy hereunder except through the Lender or any such collateral agent,

(iv)

the Obligors agree to make such amendments to this Agreement as may be reasonably requested by the Lender to facilitate the granting by the Lender of assignments, sales, collateral agency or participations, provided that no such amendment shall have the effect of increasing any costs payable by the Borrower hereunder or increasing the obligations of the Borrower hereunder (other than in respect of Withholding Taxes) and provided that the Lender shall be responsible for its own fees, costs and out-of-pocket expenses (including legal fees and disbursements) incurred in connection therewith,

(v)

the Obligors shall assist and co-operate fully with the Lender in connection with any such sale, assignment, transfer, agency or participation, including the preparation of an information memorandum and the participation of the senior officers of the Borrower and its Subsidiaries in presentations and meetings with respect to prospective new lenders and participants both prior to and after the Closing Date, provided that the Lender shall be responsible for its own fees, costs and out-of-pocket expenses (including legal fees and disbursements) incurred in connection therewith,

(vi)

the Borrower shall be required to make payment to not more than one Lender hereunder, nor shall the Borrower be responsible for any increased costs relating to the administration of the Credit Facilities if and to the extent directly resulting from the assignment by the Lender of a portion of its rights hereunder to an assignee at a time when there is then no Default or Event of Default in existence,

(vii)

except for any assignment that occurs during the continuance of a Default or an Event of Default, the Lender shall not make any assignment to an Assignee that is then engaged in the same business as the Borrower in the same geographic area in which the Borrower's material Properties are located, and

(viii)

except for any assignment that occurs during the continuance of a Default or an Event of Default, if the Lender makes one or more assignments to Assignees that are not resident in Canada and the result thereof is that such Assignees hold more than ten percent (10%) of the total principal Indebtedness owing hereunder (the amount by which such principal Indebtedness held by non-resident Assignees exceeds the ten percent (10%) threshold being the "Excess Non-Resident Principal Amount"), then at all times during which there is no continuing Default or Event of Default the gross-up provisions provided for in Section 2.13 in respect of Withholding Taxes imposed by virtue of the fact such Assignees are not resident in Canada shall not apply to the Excess Non-Resident Principal Amount.

9.3

Reliance and Non-Merger

All covenants, agreements, representations and warranties of each Obligor made herein or in any other Loan Document or in any certificate or other document signed by any officers thereof and delivered by or on behalf of any of them pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender's Counsel or any employee or other representative of the Lender and shall survive the execution and delivery of this Agreement and the other Loan Documents until each Obligor shall have indefeasibly satisfied and performed all of its Obligations hereunder and under the other Loan Documents.

9.4

Waiver and Amendment

(a)

No waiver of any provision of any Loan Document and no consent to any departure by any Obligor therefrom shall be effective unless the same shall be in writing and signed by the Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given.

(b)

Any amendment to the Loan Documents shall be signed by the Lender and by each Obligor party thereto.

9.5

Amalgamation.

Each Obligor, if a corporation, acknowledges that if it amalgamates with any other corporation or corporations as permitted herein,

(a)

the term, "Obligor", where used herein, shall extend to and include each of the amalgamating corporations and the amalgamated corporation; and

(b)

the term, "Obligations", where used herein, shall extend to and include the Obligations of each of the amalgamating corporations and the amalgamated corporation.

Nothing contained in this Section 9.5 shall be interpreted as permitting any Obligor to amalgamate in violation of any covenant of such Obligor contained herein or in any other agreement binding the Obligor, including the other Loan Documents.

9.6

Credit Information

The Lender shall be entitled from time to time to obtain and exchange credit information relating to any Obligor or any Obligor Subsidiary, directly or indirectly, from or with any credit reporting agency, credit bureau or any Person with whom any Obligor or any Obligor Subsidiary has or may have financial relations, and the Lender, except for any gross negligence or wilful misconduct, shall not be liable to any Obligor or any Obligor Subsidiary by reason of any act or omission of the Lender or any other Person in obtaining, providing and exchanging such credit information or declining or failing to do so.

9.7

Confidentiality of Information

The Lender acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to it by the Borrower pursuant hereto.  The Lender will only use such information and data for the purposes of this Agreement and the transactions contemplated herein and in each other Loan Document,and will use all reasonable efforts to prevent the disclosure thereof to any other Person in accordance with its customary procedures for handling confidential information of this nature; provided, however, that the Lender may disclose any part of such information:

(a)

to its directors, officers, employees, authorized agents, counsel or other representatives required, in the reasonable opinion of the Lender, to have such information for purposes of the Loan Documents;

(b)

to any actual or potential Participant, syndication partner or Assignee which has agreed in writing, in favour of the Lender, to maintain such information in confidence on the terms hereof;

(c)

to any Governmental Body having jurisdiction over the Lender in order to comply with any Applicable Law or as otherwise required by Applicable Law or pursuant to subpoena or other legal process;

(d)

to any Affiliate of the Lender required, in the opinion of the Lender, to have such information, provided the Lender remains liable for the maintenance of confidentiality of such information;

(e)

in connection with the exercise of any remedy hereunder or under any other Loan Documents;

(f)

which at the time it was provided by the Borrower was in the public domain;

(g)

which after it was provided by the Borrower is in the public domain other than through a breach of this Agreement;

(h)

which the Lender can document was in its possession prior to the time it was provided by the Borrower; or

(i)

which was obtained by the Lender at least two (2) years prior to its disclosure.

9.8

Reliance by the Lender

The Lender shall be entitled to rely upon any schedule, certificate, statement, report, notice or other document or written communication (including any telecopy or other means of electronic communication) believed by it to be genuine and correct, and upon the advice and statements of agents, legal counsel, accountants, appraisers, consultants and other experts selected by it.

9.9

Notices

All notices given pursuant to or in connection with this Agreement shall be in writing and shall be personally delivered to the individual designated below, to any officer or director of the addressee or to any employee of the addressee with apparent responsibility for matters to which the information relates, or sent by registered or certified mail, facsimile at or to the applicable addresses or facsimile numbers (as the case may be), charges prepaid, set opposite the party's name below or at or to such other address or addresses or facsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner:

if to any Obligor:

Birch Mountain Resources Ltd.
Suite 300, 250 - 6th Avenue S.W.
Calgary, Alberta  T2P 3H7

Attention:

Executive Chairman and Chief Executive Officer

Fax:

(403) 263-9888

if to the Lender:

Tricap Partners Ltd.
Suite 1700, 335 - 8th Avenue S.W.
Calgary, Alberta  T2P 1C9

Attention:

Jim Reid, Managing Partner, Energy

Fax:

(403) 770-7221

with a copy to:

Brookfield Bridge Lending Fund Inc.
c/o Suite 2050, 1055 West Georgia Street
Vancouver, British Columbia V6E 3R5

Attention:

Rick Eng, Vice President

Fax:

(604) 687-3419

Any notice which is personally delivered as aforesaid shall be deemed to have been validly and effectively given and received on the date of such delivery if such date is a Business Day and such delivery was made during normal business hours of the recipient; otherwise, it shall be deemed to have been validly and effectively given and received on the Business Day next following such date of delivery.  Any notice which is transmitted by facsimile as aforesaid shall be deemed to have been validly and effectively given and received on the date of transmission if such date is a Business Day and such transmission was made during normal business hours of the recipient; otherwise, it shall be deemed to have been validly and effectively given and received on the Business Day next following such date of transmission.  Any notice which is sent by registered or certified mail shall be deemed to have been validly and effectively given and received four (4) Business Days after the date on which it is mailed by certified or registered mail, save in the event of a disruption of postal service.

9.10

Time

Time is of the essence of the Loan Documents.

9.11

Further Assurances

Whether before or after the happening of a Default or an Event of Default, each Obligor shall at its expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things in connection with the Credit Facilities and the Loan Documents as the Lender may require from time to time for the purpose of giving effect to the Loan Documents including for the purpose of facilitating the enforcement of the Security, all immediately upon the request of the Lender.

9.12

Service of Process

Each of the Obligors for valuable consideration hereby irrevocably appoints as its true and lawful attorney and agent for service any officer of the Borrower, having a place of business at Suite 300, 250 - 6th Avenue S.W., Calgary, Alberta, T2P 3H7 to receive service of copies of summons and complaints and any other legal process which may be served in any action or proceeding arising hereunder.  The Borrower accepts such appointment. Nothing in this Agreement shall affect the right of the Lender to serve legal process in any other manner permitted by law or affect the right of the Lender to bring any action or proceeding against the undersigned or any of its properties in the courts of other jurisdictions to the extent otherwise permitted by Applicable Law.

9.13

Approvals

Where in this Agreement or any other Loan Document any event, matter or instrument is subject to discretion of the Lender in any respect, including the Lender's consent, approval, waiver, variation, choice, estimation, designation, requirement, opinion, determination, acceptance or satisfaction, or the Lender is to make a determination or assessment of the materiality of any event or circumstance, such discretion, determination or assessment, as the case may be, shall be exercised or made by the Lender in a manner determined in its sole and unfettered discretion, unless otherwise expressly provided herein.

9.14

Successors and Assigns

This Agreement shall enure to the benefit of and be binding on the parties hereto, their respective successors and any assignee or transferee of the parties' rights or obligations hereunder.

9.15

Counterparts and Facsimile

(a)

This Agreement may be signed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument.  Any party may execute this Agreement by signing any counterpart of it.

(b)

Delivery of this Agreement or of any other Loan Document may be made by facsimile transmission or other electronic means of communication.  The sender undertakes to deliver promptly to each recipient an original of this Agreement or such other Loan Document executed by the sender.

9.16

Relationship of Parties

The provisions contained in this Agreement shall not create or be deemed to create any relationship as between the Borrower and the Lender other than that of borrower and lender.

9.17

Publicity

The Borrower authorizes and consents to the Lender, following the Closing Date, announcing in financial publications the successful placement of the Credit Facilities.  Any press release or other public disclosure relating to this Agreement or the Credit Facilities proposed to be issued by the Borrower shall be subject to the prior written approval of the Lender, acting reasonably, and the Borrower agrees to send a draft of any such proposed release to the Lender as far in advance as possible prior to the proposed issuance thereof.

9.18

Entire Agreement

The Loan Documents constitute the entire agreement between the parties hereto pertaining to the matters therein set forth and supersede and replace any prior understandings or arrangements pertaining to the Credit Facilities, including the Term Sheet.  There are no warranties, representations or agreements between the parties in connection with such matters except as specifically set forth or referred to in the Loan Documents.  Notwithstanding the foregoing, the section in the Term Sheet entitled "Indemnity" shall survive the execution and delivery of the Loan Documents.

(Rest of page intentionally left blank)

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

TRICAP PARTNERS LTD.

By:
Name:	Jim Reid
Title:	Managing Partner, Energy

BIRCH MOUNTAIN RESOURCES LTD.

By:
Name:	Douglas J. Rowe
Title:	Executive Chairman and Chief
Executive Officer